   As filed with the Securities and Exchange Commission on December 22, 1995

                                                             File No. 33-60967
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                 CG VARIABLE LIFE INSURANCE SEPARATE ACCOUNT A
                           (Exact Name of Registrant)

                   CONNECTICUT GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

              900 Cottage Grove Road, Hartford, Connecticut 06152
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code
                                 (800) 726-6000

                                                        Copy to:
           Jerold H. Rosenblum, Esquire         Michael A. James, Esquire
             Connecticut General Life               Two Liberty Place
                 Insurance Company                     47th Floor
                 Two Liberty Place             Philadelphia, PA 19192-2475
                    47th Floor
            Philadelphia, PA 19192-2475
                                                Michael Berenson, Esquire
                                                      Suite 400 East
                                               1025 Thomas Jefferson St., N.W.
                                                Washington, D.C. 20007-0805

            Approximate date of proposed public offering: Continuous

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
               (Title and Amount of Securities Being Registered)

     An indefinite amount of the securities being offered by the Registration Statement has been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. The initial registration fee of $500 was paid with the declaration.

     The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     It is proposed that this filing will become effective:
______________ immediately upon filing pursuant to paragraph (b) of Rule 485
______________ on ________, pursuant to paragraph (b) of Rule 485
______________ 60 Days after filing pursuant to paragraph (a) (1) of Rule 485
______________ on ________, pursuant to paragraph (a) (1) of Rule 485

                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

               N-8B-2 ITEM CAPTION IN PROSPECTUS


               1                 Cover Page; The Separate Account and the Fund
                                 Accounts

               2                 Cover Page; The Company

               3                 Not Applicable

               4                 Distribution of Policies

               5                 The Separate Account and The Fund Accounts

               6                 Not Applicable

               7                 Not Applicable

               8                 Financial Statements

               9                 Legal Proceedings

               10                Highlights; Full Surrender; Partial Surrender;
                                 Right-to-Examine Period; Conversion;
                                 Transfers; The Separate Account and the Fund
                                 Accounts; Voting Rights; Lapse; Right to Take
                                 Action Regarding the Separate Account; Premium
                                 Payments

               11                The Separate Account and The Fund
                                 Accounts; The Funds

               12                Cover Page; The Separate Account and The Fund
                                 Accounts; The Funds

               13                Cover Page; Highlights; Charges and Fees

               14                Highlights; Eligibility

               15                Premium Payments; Charges and Fees

               16                The Funds

               17                Surrender, Lapse, and Reinstatement;
                                 Transfers; Right to Examine Period;
                                 Certificate Loans

               18                Tax Matters

               19                Reports to Certificate holders

               N-8B-2 ITEM CAPTION IN PROSPECTUS

               20                Not Applicable

               21                Certificate Loans

               22                Not Applicable

               23                Not Applicable

               24                Incontestability; Suicide; Misstatement of Age

               25                The Company

               26                Fund Participation Agreements

               27                The Company

               28                Directors and Officers

               29                The Company

               30                Not Applicable

               31                Not Applicable

               32                Not Applicable

               33                Not Applicable

               34                Not Applicable

               35                The Company

               36                Not Applicable

               37                Not Applicable

               38                Distribution of Policies

               39                Distribution of Policies

               40                Not Applicable

               41                Distribution of Policies

               42                Not Applicable

               43                Not Applicable

               44                The Separate Account and The Fund Accounts;
                                 Account Certificates; The Funds; Charges and
                                 Fees

               N-8B-2 ITEM CAPTION IN PROSPECTUS


               45                Not Applicable

               46                The Separate Account and The Fund Accounts;
                                 Certificate Values; The Funds; Surrender,
                                 Lapse and Reinstatement; Charges and Fees

               47                Premium Payments; The Funds

               48                Not Applicable

               49                Not Applicable

               50                Not Applicable

               51                Cover Page; Highlights; Eligibility; Coverage
                                 Amount; Termination, Continuation, and
                                 Conversion; Premium Payments

               52                The Funds; Substitution or Elimination of
                                 Securities

               53                Tax Matters

               54                Not Applicable

               55                Not Applicable

               56                Not Applicable

               57                Not Applicable

               58                Not Applicable

               59                Financial Statements

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

CG VARIABLE LIFE INSURANCE SEPARATE ACCOUNT A

HOME OFFICE LOCATION:
900 COTTAGE GROVE ROAD
HARTFORD, CT 06152

MAILING ADDRESS:
CIGNA COMPANIES
GROUP VARIABLE CUSTOMER SERVICE CENTER
95 HIGHLAND AVENUE
BETHLEHEM, PA   18017-9077
(800)(828-3485)

--------------------------------------------------------------------------------
             THE GROUP VARIABLE UNIVERSAL LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

   This prospectus describes a group variable universal life insurance contract ("Policy") offered by Connecticut General Life Insurance Company ("the Company"). The Policy is a group master contract entered into between a Group Policyholder (an employer or a union) and the Company. Certain Employees (employees or union members) as agreed upon between the Group Policyholder and the Company, may become insured under the Policy. Employees who become insured under the Policy will receive a Certificate of Insurance("Certificate") describing their rights under the Policy. Employees may obtain life insurance coverage for their spouses and dependent children as well.

   This Policy is intended to provide life insurance benefits. It provides for a death benefit, flexible premium payments, a choice of underlying funding options for the accumulation of cash value, and a choice of additional benefit options. Its cash value will, and the death benefit may, vary with the investment performance of the underlying funding options selected. Certificate Cash Values may be used to continue the Certificate in force, may be borrowed within certain limits, and may be fully or partially surrendered. No sales loads are charged under this Policy.

   The Company offers seven variable funding vehicles ("Funds")under the Policy through the Separate Account. Each Fund is a portfolio of a diversified open-end management investment company (commonly called a mutual fund) and each Fund has a different investment objective:

   -  CIGNA Variable Products Money Market Fund
   -  Fidelity VIP II Investment Grade Bond Portfolio
   -  Fidelity VIP II Asset Manager Portfolio

   -  CIGNA Variable Products S&P 500 Index Fund

   -  Fidelity VIP Equity-Income Portfolio

   -  Twentieth Century TCI Growth

   -  Fidelity VIP Overseas Portfolio

   The fixed interest option offered under the Policy is the

Fixed Account. Amounts held in the Fixed Account are guaranteed and will earn a minimum interest rate of 4% per year. Unless specifically mentioned, this prospectus only describes the variable investment options.

   It may not be advantageous to replace existing insurance or supplement an existing variable universal life insurance policy with coverage under the Policy. This entire Prospectus, and those of the Funds, should be read carefully to understand the Policy being offered.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE MUTUAL FUNDS AVAILABLE AS FUNDING OPTIONS FOR THE POLICIES OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE GROUP VARIABLE UNIVERSAL LIFE INSURANCE POLICIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.


                     PROSPECTUS DATED: [                 ]

                               TABLE OF CONTENTS

                                                           Page
Definitions . . . . . . . . . . . . . . . . . . . . . . . .  4
Highlights  . . . . . . . . . . . . . . . . . . . . . . . .  7
    Initial Choices . . . . . . . . . . . . . . . . . . . .  8
    Death Benefit Amount  . . . . . . . . . . . . . . . . .  8
    Amount of Premium Payment . . . . . . . . . . . . . . .  8
    Selection of Funding Vehicles . . . . . . . . . . . . .  8
    Charges and Fees  . . . . . . . . . . . . . . . . . . .  9
The Company . . . . . . . . . . . . . . . . . . . . . . . . 11
The Separate Account and The Fund Accounts  . . . . . . . . 11
The Funds . . . . . . . . . . . . . . . . . . . . . . . . . 12
    Fund Annual Expenses  . . . . . . . . . . . . . . . . . 16
    Investment Risk . . . . . . . . . . . . . . . . . . . . 17
    Substitution or Elimination of Funds  . . . . . . . . . 18
    Fund Participation Agreements . . . . . . . . . . . . . 18
Eligibility . . . . . . . . . . . . . . . . . . . . . . . . 18
Coverage Amounts  . . . . . . . . . . . . . . . . . . . . . 19
    Amounts of Coverage . . . . . . . . . . . . . . . . . . 19
    Guaranteed Issue Amounts  . . . . . . . . . . . . . . . 19
    Changes in Coverage Amounts . . . . . . . . . . . . . . 20
    Automatic Increase Feature  . . . . . . . . . . . . . . 21
Effective Dates . . . . . . . . . . . . . . . . . . . . . . 21
Right To Examine Period . . . . . . . . . . . . . . . . . . 21
Death Benefit . . . . . . . . . . . . . . . . . . . . . . . 22
    Amount of Death Benefit . . . . . . . . . . . . . . . . 22
    Payment of Death Benefit  . . . . . . . . . . . . . . . 22
Premium Payments  . . . . . . . . . . . . . . . . . . . . . 23
    Premium Payments  . . . . . . . . . . . . . . . . . . . 23
    Premium Increases . . . . . . . . . . . . . . . . . . . 24
    Allocation of Net Premium Payments  . . . . . . . . . . 25
Certificate Values  . . . . . . . . . . . . . . . . . . . . 26
    Cash Value  . . . . . . . . . . . . . . . . . . . . . . 26
    Variable Accumulation Unit Value  . . . . . . . . . . . 27
    Transfers . . . . . . . . . . . . . . . . . . . . . . . 28
    Net Cash Value  . . . . . . . . . . . . . . . . . . . . 29
Charges and Fees  . . . . . . . . . . . . . . . . . . . . . 29
    Premium Load  . . . . . . . . . . . . . . . . . . . . . 29
    Monthly Deduction . . . . . . . . . . . . . . . . . . . 30
    Transaction Fees for Excess Transfers and Surrenders. . 32
    Mortality and Expense Risk Charge . . . . . . . . . . . 32
Certificate Loans . . . . . . . . . . . . . . . . . . . . . 33
Surrender, Lapse, and Reinstatement . . . . . . . . . . . . 34
    Full Surrenders . . . . . . . . . . . . . . . . . . . . 34
    Partial Surrenders  . . . . . . . . . . . . . . . . . . 34
    Lapse of a Certificate  . . . . . . . . . . . . . . . . 35
    Reinstatement of a Lapsed Certificate . . . . . . . . . 35

Termination, Continuation, and Conversion . . . . . . . . 35
    Policy Termination  . . . . . . . . . . . . . . . . . 36
    Termination of Individual Coverage  . . . . . . . . . 36
    Continuation  . . . . . . . . . . . . . . . . . . . . 36
    Conversion  . . . . . . . . . . . . . . . . . . . . . 37
Additional Coverage Riders  . . . . . . . . . . . . . . . 37
    Accidental Death, Dismemberment, and Injury . . . . . 38
    Waiver of Cost of Life Insurance  . . . . . . . . . . 38
    Paid-Up Insurance . . . . . . . . . . . . . . . . . . 39
    Advanced Payment Benefit  . . . . . . . . . . . . . . 40
    Seat Belt Benefit . . . . . . . . . . . . . . . . . . 41
Other Policy Provisions . . . . . . . . . . . . . . . . . 41
    Deferral of Payment . . . . . . . . . . . . . . . . . 41
    Fixed Benefit Policy Exchange . . . . . . . . . . . . 42
    Certificate Owner . . . . . . . . . . . . . . . . . . 42
    Beneficiary . . . . . . . . . . . . . . . . . . . . . 42
    Assignment  . . . . . . . . . . . . . . . . . . . . . 43
    Incontestability  . . . . . . . . . . . . . . . . . . 43
    Misstatement of Age . . . . . . . . . . . . . . . . . 43
    Suicide . . . . . . . . . . . . . . . . . . . . . . . 43
State Variation . . . . . . . . . . . . . . . . . . . . . 44
Non-Participating Policies  . . . . . . . . . . . . . . . 44
Dollar Cost Averaging . . . . . . . . . . . . . . . . . . 44
Tax Matters . . . . . . . . . . . . . . . . . . . . . . . 45
    Policy Proceeds . . . . . . . . . . . . . . . . . . . 45
    Taxation of the Company . . . . . . . . . . . . . . . 47
    Section 848 Charges . . . . . . . . . . . . . . . . . 48
    Other Considerations  . . . . . . . . . . . . . . . . 48
Other Matters . . . . . . . . . . . . . . . . . . . . . . 48
    Voting Rights . . . . . . . . . . . . . . . . . . . . 48
    Directors and Officers  . . . . . . . . . . . . . . . 50
    Distribution of Policies  . . . . . . . . . . . . . . 51
    Other Contracts Issued by the Company . . . . . . . . 52
    Right to Take Actions Regarding the Separate Account. 52
    State Regulation  . . . . . . . . . . . . . . . . . . 53
    Reports to Certificate Owners . . . . . . . . . . . . 53
    Advertisements  . . . . . . . . . . . . . . . . . . . 53
    Legal Proceedings . . . . . . . . . . . . . . . . . . 54
    Experts . . . . . . . . . . . . . . . . . . . . . . . 54
    Registration Statement  . . . . . . . . . . . . . . . 55
    Financial Statements  . . . . . . . . . . . . . . . . 55
    Illustrations . . . . . . . . . . . . . . . . . . . . 75

DEFINITIONS

               CASH VALUE: The sum of the Fixed Account Value, the Fund Account Values and the Loan Account Value.


               CERTIFICATE: The document given to an Owner as evidence of that person's rights and obligations under the Policy.


               CERTIFICATE EFFECTIVE DATE: The date on which the Certificate becomes effective, as shown in the Coverage Verification Pages.

               CODE: The Internal Revenue Code of 1986, as amended.

               CORRIDOR DEATH BENEFIT: The Death Benefit calculated as a percentage of the Cash Value rather than by reference to the Coverage Amount to satisfy the Internal Revenue Service definition of life insurance.

               COST OF INSURANCE: The portion of the Monthly Deduction attributable to the life insurance coverage, not including riders, supplemental benefits or monthly administrative fees.

               COVERAGE AMOUNT: The amount of life insurance benefit selected by the Owner upon application and changed from time to time by the Owner as described in this Prospectus.

               CURRENT OUTSTANDING LOAN BALANCE: The Loan Balance plus all interest accrued but not yet paid.

               CUSTOMER SERVICE CENTER: The office of the Company to which Premium Payments should be sent, notices given and any customer service requests made. Unless otherwise stated in the Coverage Verification Pages of the Certificate, the mailing address of the Customer Service center is: CIGNA Companies, Group Variable Customer Service Center, 95 Highland Avenue, Bethlehem, PA 18017-9077

               DEATH BENEFIT: The amount payable to the beneficiary upon the death of the Insured. The Death Benefit is reduced by any advanced payment benefit made under the Certificate and any amounts due the Company under the Certificate.

               FIXED ACCOUNT: The account under which principal is guaranteed and interest is credited at a rate of not less than 4% per year. Fixed Account assets are general assets of the Company held in the Company's General Account.


               FIXED ACCOUNT VALUE: The portion of the Cash Value under a Certificate, other than the Loan Account Value, held in the Company's General Account.



               FUND ACCOUNT: An Account under a Certificate, the value of which varies based on the net investment performance of a specific Fund, as described herein. Fund Account assets are held in the Separate Account and are not guaranteed.



               FUND ACCOUNT VALUE: The Cash Value portion under a Certificate which is determined by multiplying the number of Variable Accumulation Units in the Fund Account by the current Variable Accumulation Unit Value.



               FUND(S): One or more of CIGNA Variable Products Money Market Fund, Fidelity VIP II Investment Grade Bond Portfolio, Fidelity VIP II Asset Manager Portfolio, CIGNA Variable Products S&P 500 Index Fund, Fidelity VIP Equity-Income Portfolio, Twentieth Century TCI Growth and Fidelity VIP Overseas Portfolio.


               Each Fund is an open-end management investment company, or a portfolio of an open-end management investment company, whose investment performance is used in determining the investment performance of a Fund Account under the Policy.

               GENERAL ACCOUNT: The Company's general asset account, in which, along with other assets of the Company, the assets supporting the non-variable portion of the Policy are held.

               GRACE PERIOD: The period after the Certificate's Net Cash Value becomes insufficient to cover a due but unpaid Monthly Deduction during which the Owner may keep the Certificate in force by paying the required premium.

               INSURED: The person whose life is insured in the Certificate.

               LOAN ACCOUNT VALUE: A portion of the Cash Value equal to the sum of all unpaid Certificate loans, plus all unpaid interest added to the Loan Balance as provided for in the Policy, less repayments on loans, plus interest which accrues daily on the Loan Account.

               LOAN BALANCE: The sum of all loans under the Certificate less any loan repayments, plus all unpaid interest added to the Loan Balance as provided for in the Policy.

               MONTHLY DEDUCTION: The monthly deduction made from the Net Cash Value; this deduction includes the cost of insurance, monthly administrative fees and charges for supplemental riders or benefits, if applicable.

               NET CASH VALUE: The Cash Value less the Current Outstanding Loan Balance.


               NET PREMIUM PAYMENT: The portion of a premium payment, after deduction of the premium load for taxes, available for allocation to the Fixed Account and the Fund Accounts.


               OWNER: The Owner of a Certificate under a Policy on the Certificate Effective Date will be the person designated as Owner in the Coverage Verification Pages. If no person is designated as Owner, the Insured will be the Owner.

               POLICY: The group life insurance contract described in this Prospectus, under which flexible premium payments are permitted and the death benefit and contract values may vary with the investment performance of the funding option(s) selected.

               POLICY ANNIVERSARY DATE: The Policy Anniversary Date stated in the Coverage Verification Pages of the Certificate.

               POLICY YEAR: Each twelve-month period, beginning on the Policy Anniversary Date, during which the Policy is in effect.

               RELATED FUND: The Fund whose investment performance is the basis for determining the investment performance of a specific Fund Account.

               SEPARATE ACCOUNT: CG Variable Life Insurance Separate Account A. Separate Account assets are kept separate from the general assets of the Company and are not, except to the extent that they exceed Separate Account liabilities, chargeable with the general liabilities of the Company.

               VALUATION DAY: Every day on which Variable Accumulation Units are valued; any day on which the New York Stock Exchange is open, except any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission, so that valuation or disposal of securities is not practicable.

               VALUATION PERIOD: The period consisting of one or more days, from one Valuation Time to the next succeeding Valuation Time.

               VALUATION TIME: The time of the close of the New York Stock Exchange (currently 4:00 p.m. New York time) on a Valuation Day. All actions which are to be performed on a Valuation Day will be performed as of the Valuation Time.

               VARIABLE ACCUMULATION UNIT: A unit of measure used to calculate the value of a Fund Account.

HIGHLIGHTS

               The Policy is a group variable universal life insurance policy. The Policy will be sold to Group Policyholders (employers and unions) to make available life insurance coverage for their Employees (employees of the employer or members of the union). Employees who purchase coverage on their own lives will receive a Certificate of Insurance under the Policy. Employees may also be able to purchase a Certificate of Insurance under the Policy on the lives of their spouses. Term life insurance coverage on the lives of the dependent children of the Employee may be added as an additional benefit to the Certificate of Insurance on the Employee or the Certificate of Insurance on the spouse (but not both).


               Each Certificate may accumulate Cash Value on a fixed or a variable basis or on a combination of fixed and variable bases. (See Eligibility Section)

               The Policy's provisions may vary from state to state as required by state law.

               INITIAL CHOICES TO BE MADE

               When purchasing a Certificate under a Policy, the Owner makes three important choices:

               1)  Selecting the initial Coverage Amount;
               2)  Selecting the amount of premium payments to make; and
               3) Selecting how Net Premium Payments will be allocated among the available funding options.

               (See Coverage Amount and Premium Payment Sections)

               DEATH BENEFIT AMOUNT

               At the time of purchase, the Certificate Owner (also called the "Owner" in this Prospectus) must choose the initial Coverage Amount. The Coverage Amount may be changed from time to time by the Owner. The Death Benefit will be the Coverage Amount plus the Net Cash Value less any amounts due the Company under the Certificate. The Death Benefit will be reduced by the amount of any Advanced Payment Benefit made under the Policy. The amount payable will be determined as of the date of the Insured's death based on investment performance and any changes made by the Owner. (See Death Benefit Section)

               AMOUNT OF PREMIUM PAYMENT

               At the time of purchase, the Owner must also choose the amount of premium to be paid. The Owner may vary premium payments to some extent and still keep the Certificate in force. Premium reminder notices will be sent for premiums required to continue the Certificate in force. If the Certificate lapses it may be reinstated. (See "Reinstatement of a Lapsed Certificate".)


               SELECTION OF FUNDING VEHICLE(S)

               The Owner must choose how to allocate Net Premium Payments. Net Premium Payments may be allocated, in any combination, to one or more Fund Accounts, each of which varies in value based on the performance of a particular Fund, and to the Fixed Account. Allocations to any Fund Account or to the Fixed Account must be in 5% increments. (See Allocation of Net Premium Payments Section)

               Fund Account Values are not guaranteed and will vary with the investment performance of the specific Fund underlying that Fund Account.

               CHARGES AND FEES

               There is no sales load.

               There is a premium load on all premium payments which will not exceed 5.00%. Currently the premium load is 3.00% which is made up of 2.50% for state premium taxes and 0.50% for the additional federal income tax burden under Section 848 of the Code relating to the tax treatment of deferred acquisition costs.


               State premium taxes vary from state to state and may be as low as 0.75% and as high as 3.00%. The 2.5% charge reflects an average state premium tax expense expected to be incurred for group variable life insurance policies offered in this prospectus; although applicable state premium tax laws may assess a tax at a rate either higher or lower than the charge included in the premium load under the Policy. This charge may vary from time to time based on changes in state premium tax laws, which states' premium tax laws are applicable to the policy and the amounts of premium received in such states; however, the premium load comprising the combined charges for federal income taxes and state premium taxes will not exceed 5%. The Company reserves the right to waive the state premium tax portion of the premium load when it would apply to the value of a policy or certificate of life insurance underwritten by the Company or an affiliate which is accepted in exchange for a certificate of insurance under this group variable universal life insurance policy in a transaction under Section 1035 of the Code.



               The company does not expect to earn a profit from this premium load.



               Monthly deductions are made from the Cash Value for the cost of insurance and any additional benefits. Monthly deductions are also made from the Cash Value for administrative expenses. The administrative charge is comprised of two fixed dollar monthly fees. The first fixed dollar monthly fee, which will not exceed $5.00 per month, will be charged to each Certificate under the Policy. The second fixed dollar monthly fee, which will not exceed $3.00 per month, will be charged, in addition to the first fee, to Certificates which have accumulated Cash Value in any Fund Account. The second fixed dollar monthly fee will be waived for Certificates under which the Net Cash Value is greater than $10,000. In addition to the guaranteed maximum amounts for each of the two fixed dollar monthly fees comprising the monthly administrative fee, the sum of the two fixed dollar monthly fees actually charged at any time is guaranteed not to exceed $6.00.


               Daily charges to the Fund Accounts are made for the mortality and expense risks. The mortality and expense risk charge may vary up to an annual rate of 0.90%. It is currently at the annual rate of 0.45%.


               Investment results for each Fund Account are affected by each Fund's daily charge for management fees; these charges vary by Fund and are shown at page 16 of this Prospectus.



               A transaction fee of $25 is imposed for full surrenders, partial surrenders and for transfers in excess of 12 per Policy Year under a Certificate. The Company reserves the right to waive this fee in some circumstances.


               Interest is charged on Certificate loans at an effective annual rate of 8%. Interest is credited to funds securing the loan at an effective annual rate of no less than 6%.

               In certain instances, the Company may reduce monthly administrative fees and/or waive certain transaction fees in the sale of Policies to certain groups.

               Costs for sales, administration, and mortality generally vary with the size and stability of the group among other factors.

               The Company takes all these factors into account when reducing charges. To qualify for reduced charges, a group or similar arrangement must meet certain requirements, including our requirements for size and ease of administration.

               The Company will make any reductions according to its rules in effect when an application or enrollment form for a Policy is approved. The Company may change these rules from time to time. Any variation in the monthly administrative fees or transaction fees will reflect differences in costs or services and will not be unfairly discriminatory.

THE COMPANY
               The Company is a stock life insurance company incorporated in Connecticut in 1865. Its Home Office mailing address is Hartford, Connecticut 06152, Telephone (203) 726-6000. It has obtained authorization to do business in fifty states, the District of Columbia and Puerto Rico. The Company issues group and individual life and health insurance policies and annuities. The Company has various wholly-owned subsidiaries which are generally engaged in the insurance business. The Company is an indirect wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania.

               The Company markets the Policies through independent insurance brokers, general agents, and registered representatives of broker-dealers who are members of the National Association of Securities Dealers, Inc.


THE SEPARATE
ACCOUNT AND THE
FUND ACCOUNTS

               Cash Value invested in the Fund Accounts of a Certificate under the Policy is held in the Separate Account. The Separate Account, CG Variable Life Insurance Separate Account A, was established pursuant to a May 22, 1995 resolution of the Board of Directors of the Company. Under Connecticut insurance law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. The Company serves as the custodian of the assets of the Separate Account. These assets are held for the Policies. The Separate Account cannot be charged with liabilities of the Company other than liabilities under the Policies or under other Policies whose variable values and benefits are supported by the Separate Account, except to the extent that the Separate Account assets exceed the reserves and other contract liabilities of the Separate Account.

               All obligations arising under the Policies are general corporate liabilities of the Company. Separate Account assets are invested in shares of Funds.

               Owners who allocate Net Premium Payments, or transfer funds from another account, into a Fund Account are credited with Variable Accumulation Units of the Related Fund valued at the current Variable Accumulation Unit Value for that Fund. Variable Accumulation Unit Values for a Fund vary each Valuation Day based on the investment performance of the Related Fund. Any and all distributions made by any Fund with respect to shares held by the Separate Account will be reinvested in additional shares of the Fund at net asset value.


               Deductions, transfers, and surrenders from Fund Accounts will, in effect, be made by surrendering Variable Accumulation Units of the Related Fund at the then current Variable Accumulation Unit Value.

               The Separate Account is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940 (the "Act"). Such registration does not involve supervision of the Separate Account or the Company's management of investment practices or policies by the Commission. The Company does not guarantee the Separate Account's investment performance or the performance of the Certificates' Fund Accounts.

               The Company has other separate accounts registered as unit investment trusts with the Commission for the purpose of funding the Company's variable annuity contracts and other variable life insurance contracts.

THE FUNDS
               Each of the Fund Accounts under a Certificate is supported solely by the shares of one of the Funds available as funding vehicles under the Policies. Each of the Funds is a portfolio of a trust or a corporation which is registered as an open-end, diversified management investment company under the Act (an "Investment Company").

               The Investment Companies and their investment advisers and distributors are:

               Fidelity VIP Equity-Income Portfolio and Fidelity VIP Overseas Portfolio are portfolios of the Variable Insurance Products Fund; and Fidelity VIP II Asset Manager Portfolio and Fidelity VIP II Investment Grade Bond Portfolio are portfolios of the Variable Insurance Products Fund II.


               Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts, is the investment adviser to Variable Insurance Products Fund and Variable Insurance Products Fund II. These funds are distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02103.

               TCI Growth is a portfolio of TCI Portfolios, Inc.

               Investors Research Corporation, Twentieth Century Tower, 4500 Main Street, Kansas City, Missouri, 64111 is the investment adviser to TCI Portfolios, Inc. which is distributed by TCI Portfolios, Inc., 4500 Main Street, P.O. Box 419385, Kansas City, Mo., 64141-6385.


               CIGNA Variable Products S&P 500 Index Fund and CIGNA Variable Products Money Market Fund are portfolios of CIGNA Variable Products Group.



               CIGNA Investments, Inc.,900 Cottage Grove Road, Bloomfield, Connecticut, 06152, is the investment adviser to CIGNA Variable Products Group, which is distributed by CIGNA Financial Advisors, Inc., 900 Cottage Grove Road, Bloomfield, Ct. 06152.



               The investment advisory fees charged the Funds by their advisers are shown on page 16 of this Prospectus.


               There follows a brief description of the investment objective of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.



               CIGNA VARIABLE PRODUCTS  MONEY MARKET FUND


               The fund seeks to earn a high level of current income while maintaining a stable share price by investing in high-quality, short-term money market securities of different types. It stresses income, preservation of capital, and liquidity, and does not seek the higher yields or capital appreciation that more aggressive investments may provide. The fund's yield will vary from day to day and generally reflects current short-term interest rates and other market conditions.


               FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO


               The fund seeks high current income by investing primarily in fixed-income obligations of all types. The fund invests at least 65% of its assets in investment-grade, fixed income securities such as bonds, notes and debentures, and maintains a dollar-weighted average maturity of ten years or less. Because the fund invests in fixed income securities, its share price is related to changes in interest rates. The fund may use various investment techniques to hedge the fund's risks, but there is no guarantee that these strategies will work as intended. With its focus on medium- to high-quality investments and intermediate maturity, the fund has a moderate risk level and yield potential.


               FIDELITY VIP II ASSET MANAGER PORTFOLIO


               The fund seeks high total return with reduced risk over the long term. The fund seeks to achieve its investment objective by allocating its assets among stocks, bonds, short-term and other investments of U.S. and foreign issuers. The fund spreads its assets among all three asset classes moderating both its risk and return potential. Because the fund can invest in bonds and short-term instruments, its returns may not be as high as a fund that invests only in stocks.


               CIGNA VARIABLE PRODUCTS S & P 500 INDEX FUND


               The fund seeks to match the total return of the S&P 500 while keeping expenses low.

               The S&P is made up of 500 common stocks, most of which trade on the New York Stock Exchange. The fund's composition may not always be identical to that of the S&P 500. Because the fund seeks to track, rather than exceed, the performance of the S&P 500, it is not managed in the same manner as other mutual funds. It should not be expected to achieve the potentially greater results that could be obtained by a fund that aggressively seeks growth.


               "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard &

               Poor's 500", and "500" are trademarks of Standard & Poors Corporation and have been licensed for use by Connecticut General Life Insurance Corporation. The Fund is not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Fund Account.



               FIDELITY VIP EQUITY-INCOME PORTFOLIO


               The fund seeks reasonable income by investing primarily in income-producing securities. It will normally have 65% of its assets invested in such securities. The balance will tend to be invested in debt obligations many of which are expected to be convertible into common stock.The fund seeks to achieve a yield that beats that of the S&P 500. The fund does have the flexibility to invest the balance in all types of securities, including bonds of varying quality. The fund is designed for those who want some income from equity and bond investments, but also want to be invested in the stock market for its long-term growth potential.

               TWENTIETH CENTURY TCI GROWTH

               The investment objective of TCI Growth is capital growth. The fund will seek to achieve its investment objective by investing primarily in common stocks that are considered by management to have better- than-average prospects for appreciation. It may purchase securities only of companies that have a record of at least three years' continuous operation.


               FIDELITY VIP OVERSEAS PORTFOLIO


               The fund seeks long-term growth of capital by investing primarily in securities of issuers whose principal activities are outside of the U.S. The fund normally invests at least 65% of its total assets in securities of issuers from at least three different countries outside of North America. The fund expects to invest a majority of its assets in equity securities, but may also invest in debt securities of any quality. The fund may invest in the securities of any issuer, including companies and other business organizations, as well as governments and government agencies. It is important to note that investments in foreign securities involve risks in addition to those of U.S. investments. The performance of the fund depends upon currency values, the political and regulatory environment, and overall economic factors in the countries in which the fund invests.

               FUND ANNUAL EXPENSES
               (as a percentage of Fund average net assets)

               The management fees for each Fund are based on a percentage of that Fund's assets under management. The fees below represent the amounts payable to the investment adviser of each of the Funds on an annual basis as of the date of this Prospectus, plus other expenses.



                                                          TOTAL
                                      MGMT      OTHER     ANNUAL
                                      FEES      EXPENSES  EXPENSES
               CIGNA Variable Products
               Money Market Fund      .35%      .35%      .70%
               (1)

               Fidelity VIP II Investment
               Grade Bond Portfolio   .46%      .21%      .67%

               Fidelity VIP II Asset
               Manager Portfolio  (2) .72%      .08%      .80%

               CIGNA Variable Products
               S & P 500 Index Fund   .35%      .40%      .75%

               Fidelity VIP Equity-Income
               Portfolio   (2)        .52%      .06%      .58%

               TCI Growth             1.00%     .00%      1.00%

               Fidelity VIP Overseas
               Portfolio              .77%      .15%      .92%





               (1) The Investment Advisor for CIGNA Variable Products Money Market Fund has voluntarily agreed to limit total expenses to 0.70% of average net assets.

                    This agreement is voluntary and may end at any time, however, the investment adviser for the fund has committed to maintain this cap on expenses until December 31, 1996.






               (2) A portion of the brokerage commissions the portfolio paid was used to reduce its expenses. Without this reduction, "Total Annual Expenses" would have been .81% for Asset Manager and .60% for Equity-Income.



               The purpose of the above Table is to assist the Certificate Owner in understanding the various Fund costs and expenses that a Certificate Owner will incur, directly or indirectly. For additional information, see "The Funds" in this Prospectus and the discussion in each Fund's prospectus.


               INVESTMENT RISK

               There is no assurance that the investment objective of any of the Funds will be met. A Certificate Owner bears the complete investment risk for those portions of his Cash Value allocated to a Fund Account. Each of the Fund Accounts involves inherent investment risk, and such risk varies significantly among the Fund Accounts. Certificate Owners should read each Fund's prospectus carefully and understand the Fund Accounts' relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as investments to underlie the Policies. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by the Company.


               All of the funds, except CIGNA Variable Products Money Market Fund and CIGNA Variable Products S&P 500 Index Fund may invest a portion of their funds in lower-quality debt securities. These lower-quality debt securities (sometimes called "junk bonds") are often considered to be speculative and involve greater risk of default or price changes due to changes in interest rates, economic conditions, and the issuer's creditworthiness.



               As a result, their market prices tend to fluctuate more than higher-quality securities. Lower quality securities are those rated lower than Baa by Moody's Investors Service, Inc., or lower than BBB by

               Standard & Poor's Corporation. Certain of the portfolios offered as underlying funds may invest in such lower-quality debt securities. See the prospectus for each portfolio for a further discussion of the risks and for additional information regarding the portfolio's investment policies and restrictions.


               SUBSTITUTION OR ELIMINATION OF FUNDS


               If the shares of any Fund should no longer be available for investment by the Separate Account or if, in the judgment of the Company, further investment in such shares should become inappropriate for the Policies or the Separate Account, the Company may substitute shares of another Fund or eliminate such Fund from the Separate Account. No substitution or elimination of securities supporting any Fund Account may take place without prior approval of the Commission and under such requirements as it may impose and notification to Group Policyholders and Owners.


               FUND PARTICIPATION AGREEMENTS

               The Company has entered into agreements with the various Investment Companies and their advisers or distributors through which the Company makes the Funds available under the Policies and performs certain administrative services. In some cases, the advisers or distributors may compensate the Company for such services.

ELIGIBILITY

               The Policies will be sold to Group Policyholders (employers and unions) who wish to make variable universal life insurance coverage available to all or a portion of their Employees (employees of employers and members of unions) and retirees, and their families. Employees may apply for coverage under the Policy within policy limits and subject to certain requirements to provide evidence of good health acceptable to the company.



               Employees may also apply for variable universal life insurance coverage on their spouses and for term life insurance coverage on their children. Depending upon the coverage selected by the Group Policyholder, Employees may be able to continue their coverage upon retirement, leave of absence, and/or termination of employment. Spouses may be able to continue coverage upon divorce, or death of the Employee.


               No policy or certificates will be issued unless a minimum number or percentage of employees eligible applies for coverage under the policy. These minimums will be determined by the company, based on group characteristics in advance of offering to the employees. No certificate of insurance under the policy will be issued to an employee, spouse, or dependent for whom this policy appears to be an unsuitable investment.



COVERAGE AMOUNTS


               AMOUNTS OF COVERAGE


               Coverage Amounts for Employees will be in multiples of the Employee's annual compensation and will be selected by the Employee at the time of enrollment. The minimum Coverage Amount for Insured Employees is $10,000. The minimum Coverage Amount for spouses is $10,000 or such lesser amount as may be required by State law . The maximum Coverage Amount will be agreed upon by the Group Policyholder and the Company but shall not be more than the lesser of ten times annual compensation or a fixed dollar maximum.



               Coverage for spouses will be in $10,000 increments up to the lesser of $100,000 or three times the Employees' Annual Compensation. The maximum coverage for spouses will be less where required by state law.


               Maximum Coverage Amounts are subject to limitation by state law and may vary from state to state.

               GUARANTEED ISSUE AMOUNTS


               Employees will be able to purchase insurance on themselves and their spouses in amounts up to a guaranteed issue amount without providing evidence of good health acceptable to the Company. The guaranteed issue amount will be agreed upon between the Group Policyholder and the Company before coverage under the Policy is offered to Employees. Employees and their spouses will be required to provide evidence of good health acceptable to the Company for amounts of insurance in excess of the guaranteed issue amount,for any increases in coverage, or if they enroll after the Policy

               Effective Date, or more than 30 days after becoming eligible after the Policy Effective Date.

               CHANGES IN COVERAGE AMOUNTS

               Changes in the Coverage Amount of a Certificate can be made by submitting a written request to the Customer Service Center in a form satisfactory to the Company.

               Increases in an Employee's Coverage Amount may be applied for based on an increase in the Employees' annual compensation or a higher multiple of the Employee's compensation. Increases in the Coverage Amount for a spouse or child may be applied for at any time.

               Changes in the Coverage Amount are subject to the following conditions:


               - Satisfactory evidence of good health acceptable to the Company and a supplemental application will be required for an increase in the Coverage amount.



               - No decrease may reduce the Coverage Amount to less than $10,000 (for spouses, such lesser amount as may be required by state law).


               - No decrease may reduce the Coverage Amount below the minimum required to maintain the Policy's or the Certificate's status under the Code as a life insurance contract.



               - If the Automatic Increase Feature is available on the Policy and the Employee has elected it, the Coverage Amount for an Insured Employee will be increased on the Policy Anniversary Date to maintain his elected multiple of annual compensation. Evidence of good health acceptable to the Company will not be required for increases in Coverage Amount through the Automatic Increase Feature.


               AUTOMATIC INCREASE FEATURE

               If the Group Policyholder has elected to have this feature offered on the Policy, and the Employee has elected this feature, the Employee's Coverage Amount will be increased on each Policy Anniversary Date in order to maintain his elected multiple of annual compensation.Evidence of good health acceptable to the Company will not be required for this increase in Coverage Amount. The amount of the increase may be subject to a dollar and/or percentage limit. This feature will terminate if the Owner otherwise increases or decreases the Coverage Amount to an amount which is not a whole multiple of the Employee's Annual Compensation.


EFFECTIVE DATES

               Coverage, for applicants who apply within 31 days of becoming eligible, up to the guaranteed issue amounts will become effective either when the applicant becomes eligible or when the completed application is received. For applicants who apply later, and for amounts in excess of the guaranteed issue amount, coverage will become effective when the Company agrees in writing to insure the applicant.


               For Employees not in active service, the effective date of coverage will be delayed until the return to active service. For spouses who are disabled or for spouses and children who are hospitalized or confined at home under medical care, the effective date of coverage will be delayed until all such conditions have ended. If the conditions delaying the effective date are not resolved within 90 days of the original application date, a new application and new evidence of good health acceptable to the Company will be required.



RIGHT TO EXAMINE

               A Certificate may be returned for cancellation and a full refund of premium within 30 days after the Certificate is received, unless otherwise stipulated by state law requirements. Any premium payment made prior to the expiration of the 30 day Right to Examine period will be held in the Fixed Account and not allocated to the Separate Account even if the Certificate Owner may have so directed until three business days following the expiration of the Right- to-Examine period. If the Certificate is returned for cancellation in a timely fashion, the refund of premiums paid, without interest, will usually occur within seven days of notice of cancellation, although a refund of premiums paid by check may be delayed until the check clears the bank upon which it is drawn. Any refund will be reduced by partial surrenders or loans plus interest accrued.

DEATH BENEFIT

               AMOUNT OF DEATH BENEFIT

               The Death Benefit will be the greater of the Coverage Amount (an amount selected by the Owner, and subject to change by the Owner from time to time, with certain restrictions), plus the Net Cash Value, or the Corridor Death Benefit. The Death Benefit varies, increasing or decreasing over time, depending on the amount of premium paid and the investment performance of the Fund Accounts and the Fixed Account. The Death Benefit will be reduced by any amount paid under the Advanced Payment Benefit Rider.

               PAYMENT OF DEATH BENEFIT

               The Death Benefit under the Certificate will be paid in a lump sum within seven days after receipt at the Customer Service Center of due proof of the Insured's death (a certified copy of the death certificate) plus such other documentation as the Company may require as proof of a covered claim under the Certificate. Payment of the Death Benefit may be delayed if the Certificate is being contested.

               The Death Benefit under the Certificate at any time must be at least the following "Corridor Percentage" of the Cash Value based on the Insured's attained age:

            INSURED'S     CORRIDOR     INSURED'S      CORRIDOR
          ATTAINED AGE   PERCENTAGE   ATTAINED AGE   PERCENTAGE
          ------------   ----------   ------------   ----------
              0-40           250%          70          115%
               41            243           71          113
               42            236           72          111
               43            229           73          109
               44            222           74          107
                             ---           --          ---

               45            215           75          105
               46            209           76          105
               47            203           77          105
               48            197           78          105
               49            191           79          105
                             ---           --          ---

               50            185           80          105

               51            178           81          105
               52            171           82          105
               53            164           83          105
               54            157           84          105
                             ---           --          ---

               55            150           85          105
               56            146           86          105
               57            142           87          105
               58            138           88          105
               59            134           89          105
                             ---           --          ---

               60            130           90          105
               61            128           91          104
               62            126           92          103
               63            124           93          102
               64            122           94          101
                             ---           --          ---

               65            120           95          100
               66            119           96          100
               67            118           97          100
               68            117           98          100
               69            116           99          100
                             ---           --          ---




               The Company may either increase the Coverage Amount or require the Owner to request a partial surrender of cash value to assure that this corridor requirement is met. Evidence of good health acceptable to the Company may be required for any increase.


PREMIUM PAYMENTS

               PREMIUM PAYMENTS

               The Certificates provide for flexible premium payments. Premium payments are payable at the frequency and in the amount selected by the Certificate Owner. The initial premium payment is due on the Certificate Effective Date. Premiums may be paid on a periodic basis (for Insured Employees, periodic premium payments are ordinarily made through payroll deduction; for other Eligible Classes, periodic billing may be available) or on a lump sum basis. The minimum payment required is the amount necessary to maintain a positive Net Cash Value. After the initial premium payment, each subsequent lump sum premium payment must be at least $25. The Company reserves the right to decline a premium payment.

               All premium payments, whether periodic or on a lump sum basis, will be deemed received when actually received by the Company at its Customer Service Center; or,if such premium payment is made by payroll deduction, such premium payment will be deemed received when the Company has confirmed receipt of a wire transfer into a bank account maintained by the Company for receipt of premium from Group Policyholders under these Policies. Such a wire transfer must be preceded, by 2 business days, by a reconciliation statement identifying the Group Policyholder, the Certificate number, the Owner and the amount of premium received for each Certificate. Remittance of premium payments through the payroll deduction mechanism often requires significant processing time for collection and reconciliation of individual premium payments and to coordinate varying payroll cycles with monthly premium due dates. Premium payments are not deemed received, and cannot be credited to Certificates, until the above reconciliation and receipt requirements are met.


               The Certificate Owner may elect to increase, decrease or change the frequency or amount of premium payments.

               Payment of periodic premium or lump sum premium in any amount will not guarantee that the Certificate will remain in force. Conversely, failure to pay periodic premium or lump sum premium will not necessarily cause a Certificate to lapse.

               PREMIUM INCREASES

               At any time, the Owner may increase periodic premium payment amounts or make lump sum premium payments, but:


              - Evidence of good health acceptable to the Company may be required if the additional premium or the new periodic premium payment would require the Company to increase the Coverage Amount. If satisfactory evidence of good health is requested and not provided, the increase in premium will be refunded without interest and without participation of such amounts in any Fund Account.


              - In no event may the total of all premium payments exceed the then-current maximum premium limitations established by federal law for a Certificate to qualify as a life insurance contract. If, at any time, a premium payment would result in total premiums exceeding such maximum premium limitation, the Company will only accept that portion of the premium payment which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premium payments will be accepted until allowed by the then-current maximum premium limitations prescribed by law.

              - If there is any Current Outstanding Loan Balance, any lump sum premium payments will be used first as a loan repayment with any excess applied as an additional Net Premium Payment unless otherwise agreed between the Owner and the Company.

              ALLOCATION OF NET PREMIUM PAYMENTS

              At the time of purchase of the Certificate, the Owner must decide how to allocate Net Premium Payments among the Fund Accounts and the Fixed Account. Allocation to any one Fund Account or to the Fixed Account must be in increments of 5% of the Net Premium Payment. The portion of any Net Premium Payment allocated to a Fund Account will be used to purchase Variable Accumulation Units whose value varies based on the investment performance of the Related Fund.

              The number of Variable Accumulation Units credited to the Fund Account for any single purchase is determined by dividing the amount of the Net Premium Payment being allocated to that Fund Account by the value of the Variable Accumulation Unit for that Fund Account.

              During the Right-to-Examine period, any Net Premium Payment will be allocated to the Fixed Account, and interest credited from the later of Certificate Effective Date or the date the Net Premium Payment was received. The Company will allocate the Net Premium Payments received during the Right to Examine Period directly to the Fund Account(s) selected by the Owner within three days after expiration of the Right-to-Examine period.

              Unless the Company is directed otherwise by the Certificate Owner, subsequent Net Premium Payments will be allocated on the same basis as the most recent Net Premium Payment. Such allocation will occur as of the Valuation Day during which the payment is received.

              The allocation for future premium payments may be changed at any time free of charge. Any new allocation will be applied to premium payments beginning no later than one week after the Company receives the notice of the new allocation. Any new allocation must allocate to any single Fund Account or the Fixed Account in increments of 5% of the Net Premium Payment.

CERTIFICATE VALUES

               CASH VALUE

               The Cash Value of the Certificate is the sum of the Fixed Account Value, the Fund Account Values, and the Loan Account Value.

               The Loan Account Value is described under the Certificate Loan Provisions section of this Prospectus.


               The Fixed Account Value is the sum of: a) the Fixed Account Value at the end of the preceding day, minus b) charges or fees charged to the Fixed Account and transfers and surrenders out of the Fixed Account during that day, plus c) interest on the difference between a and b, plus d) the sum of all transfers into the Fixed Account during that day and all net premium allocated to the Fixed Account during that day.


               The Fund Account Value is the product of the number of Variable Accumulation Units in that Fund Account and the Variable Accumulation Unit Value for that Fund Account.

               Variable Accumulation Units are added to a Fund Account when Net Premium Payments are allocated to the Fund Account or funds are transferred into the Fund Account from another Fund Account, the Fixed Account, or the Loan Account. Variable Accumulation Units are deducted from a Fund Account when funds are transferred out of the Fund Account to another Fund Account, the Fixed Account, or the Loan Account. Variable Accumulation Units are also deducted from the Fund Account when funds are transferred out of the Fund Account for surrender or partial surrender. Variable Accumulation Units will also be deducted from the Fund Account when funds are withdrawn from the Fund Account for the Monthly Deductions, transaction fees, or other charges which are charged to a Fund Account as provided for in the Policy.

               The number of Variable Accumulation Units to be added to or deducted from a Fund Account is determined by dividing the dollar amount to be credited to or charged against the Fund Account by the Variable Accumulation Unit Value of Variable Accumulation Units for that Fund Account during the Valuation Period in which the credit or charge will occur.

               The Variable Accumulation Unit Value for a Fund Account is maintained by the Company and changes from Valuation Period to Valuation Period based on the investment performance of the Related Fund, the mortality and expense risk charge, and any charges to the Fund Account for taxes resulting from the operation of the Separate Account. (See Variable Accumulation Unit Value below.)


               The Fixed Account Value is guaranteed; but, there is no assurance that the sum of the Fund Account Values of the Certificate will equal or exceed the Net Premium Payments allocated to the Fund Accounts.



               Each Certificate Owner will be advised at least annually as to the number of Variable Accumulation Units which are credited to the Certificate, the current Variable Accumulation Unit values, the Fund Account Values, the Fixed Account Value and the Loan Account Value.


               VARIABLE ACCUMULATION UNIT VALUE

               The value of a Variable Accumulation Unit for any Valuation Period is determined by multiplying the value of that Variable Accumulation Unit for the immediately preceding Valuation Period by the Net Investment Factor for the current period for the appropriate Fund Account. The Net Investment Factor is determined separately for each Fund Account by dividing (a) by
               (b) and subtracting (c) from the result, where (a) equals the net asset value per share of the Related Fund at the end of a Valuation Period plus the per share amount of any distribution declared by the Fund if the "ex-dividend" date is during the Valuation Period plus or minus the Fund Account's proportionate share of taxes or provisions for taxes, if any, attributable to the operation of the Separate Account during the Valuation Period; (b) equals the net asset value per share of the Related Fund at the beginning of that Valuation Period, and (c) is the daily charge for mortality and expense risk multiplied by the number of days in the Valuation Period.

               TRANSFERS

               While the Certificate is in force, values may, at any time, be transferred ($250 minimum) from one Fund Account to another, or from the Fund Accounts to the Fixed Account. Within the 30 days after each Policy Anniversary, the Owner may also transfer a portion of the Fixed Account Value to one or more Fund Accounts. The cumulative amount of any transfers from the Fixed Account within any such 30-day period cannot exceed 25% of the Fixed Account Value. The Company may further limit transfers from the Fixed Account at any time. Transfers will be effective as of the Valuation Day during which the request is received in good order at the Customer Service Center.

               Subject to the above restrictions, up to 12 transfers may be made in any Policy Year without charge, and any value remaining in the Fixed Account or a Fund Account after a transfer must be at least $250.

               Any transfer made which causes the remaining aggregate value of Variable Accumulation Units for a Fund Account to be less than $250 will result in those remaining Variable Accumulation Units being transferred as part of the requested transfer. Transfers may be made in writing (or by telephone if telephone transactions have been previously authorized in writing). To make a telephone transfer, the Certificate Owner must call the Customer Service Center and provide, as identification, his Certificate number, his Social Security number, and his personal identification number. A customer service representative will then, upon ascertaining that telephone transfers are authorized for that Certificate, take the transfer request, which will be processed as of the next close of business and confirmed within five business days. The Company disclaims all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledges that if it does not follow these procedures, which it believes to be reasonable, it may be liable for such losses.

               Any transfers among the Fund Accounts or from a Fund Account to the Fixed Account will result in the crediting and cancellation of Variable Accumulation Units based on the Variable Accumulation Unit values next determined after a written request is received at the Customer Service Center. The Certificate Owner should carefully consider current market conditions and each Fund's investment policies and related risks before allocating money to the Fund Accounts. See pages 12-19 of this Prospectus and the prospectuses of the Funds.


               NET CASH VALUE

               The Net Cash Value is the Cash Value of the Certificate minus the Current Outstanding Loan Balance.


CHARGES AND FEES


               PREMIUM LOAD

               A deduction of 3.0% of each premium payment will be made to cover the premium load. This load consists of 2.50% for state premium taxes and 0.50% for federal income taxes. The load may be changed from time to time but may not exceed 5%.


               State premium taxes vary from state to state and may be as low as 0.75% and as high as 3.00%. The 2.5% charge reflects an average state premium tax expense expected to be incurred for group variable life insurance policies offered in this prospectus; although applicable state premium tax laws may assess a tax at a rate either higher or lower than the charge included in the premium load under the Policy. This charge may vary from time to time based on changes in state premium tax laws, which states' premium tax laws are applicable to the policy and the amounts of premium received in such states; however, the premium load comprising the combined charges for federal income taxes and state premium taxes will not exceed 5%. The Company reserves the right to waive the state premium tax portion of the premium load when it would apply to the value of a policy or certificate of life insurance underwritten by the Company or an affiliate which is accepted in exchange for a certificate of insurance under this group variable universal life insurance policy.



               The company does not expect to earn a profit from this premium load.


               MONTHLY DEDUCTIONS

               A Monthly Deduction is made from the Net Cash Value for administrative expenses. The monthly administrative fee will be comprised of two fixed dollar monthly fees.

               The first fixed dollar monthly fee, which will not exceed $5.00 per month, will be charged to each Certificate. The second fixed dollar monthly fee, which will not exceed $3.00 per month, will be charged, in addition to the first, to Certificates which have accumulated Cash Value in any Fund Account. The second fixed dollar monthly fee will be waived for any Certificate whose Net Cash Value is greater than $10,000. In addition to the guaranteed maximum amounts for each of the two fixed dollar monthly fees comprising the monthly administrative fee, the sum of the two fixed dollar monthly fees actually charged at any time is guaranteed not to exceed $6.00.

               This charge is for items such as premium billing and collection, Certificate value calculation, confirmations and periodic reports; and it will not exceed the Company's costs.

               [Text amended and moved to page 32 below]

               A Monthly Deduction is also made from the Net Cash Value for the Cost of Insurance and any charges for additional benefits or coverages. The Cost of Insurance is determined by multiplying the Coverage Amount by the applicable Cost of Insurance Rate as determined by the Company. The Cost of Insurance Rate depends on the attained age, type of benefit, size and type of group, gender mix of the group, expectations of participation, Eligible Class of Insured, experience and persistency, federal and state taxes, rating classes, expectations of future mortality, whether premiums are paid directly to the Company or through payroll deduction, and the current Coverage Amount.


               The Guaranteed Maximum Cost of Insurance Rates, per $10,000 of Coverage Amount , for standard risks are set forth in the following Table based on 150% of the 1980 Commissioners Standard Ordinary Male Mortality Tables, Age Last Birthday.



ATTAINED AGE           ATTAINED AGE           ATTAINED AGE
    LAST     MONTHLY       LAST     MONTHLY      LAST       MONTHLY
  BIRTHDAY    RATE       BIRTHDAY    RATE      BIRTHDAY       RATE
 ---------   -----      ---------   -----      --------      -----
                            45        5.92        75         87.89
    16         1.99         46        6.41        76         96.76

    17         2.15         47        6.93        77        106.02
    18         2.27         48        7.48        78        115.76
    19         2.35         49        8.10        79        126.29

    20         2.37         50        8.78        80        138.01
    21         2.37         51        9.57        81        151.28
    22         2.35         52       10.45        82        166.45
    23         2.30         53       11.46        83        183.54
    24         2.25         54       12.58        84        202.21

    25         2.19         55       13.78        85        222.14
    26         2.15         56       15.06        86        243.05
    27         2.14         57       16.42        87        264.86
    28         2.12         58       17.86        88        287.59
    29         2.15         59       19.44        89        311.42

    30         2.19         60       21.20        90        336.81
    31         2.25         61       23.20        91        364.47
    32         2.34         62       25.45        92        395.85
    33         2.44         63       27.98        93        434.54
    34         2.56         64       30.79        94        488.72

    35         2.71         65       33.82        95        575.26
    36         2.90         66       37.08        96        732.95
    37         3.11         67       40.53        97       1061.50
    38         3.35         68       44.27        98       1508.68
    39         3.63         69       48.41        99       1508.68

    40         3.94         70       53.10
    41         4.28         71       58.48
    42         4.64         72       64.67
    43         5.04         73       71.72
    44         5.47         74       79.51

  [The following text amended and moved from page 31 above.]


               In certain instances, the Company may reduce monthly administrative fees and/or waive certain transaction fees in the sale of Policies to certain groups, including those in which a trustee or an employer, for example purchases Policies covering a group of individuals on a group basis. In addition, the Company may establish different costs of insurance and administrative fees for different Eligible Classes of Insureds under the Policy.



               Costs for sales, administration, and mortality generally vary with the size and stability of the group and with Class of insured under the Policy among, other factors.The Company takes all these factors into account when establishing or reducing charges.

               To qualify for reduced charges,a group or similar arrangement must meet certain requirements, including our requirements for size and ease of administration.


               The Company will make any initial reductions or establish any differences in rates or administrative fees according to its rules in effect at the time and in accord with the terms of the Policy. The Company may change these rules from time to time. Any variation in the monthly administrative fees or transaction fees will reflect differences in costs or services and will not be unfairly discriminatory.


  [The preceding text amended and moved from page 31 above]

               The Monthly Deductions are deducted from the Fixed Account and each Fund Account in the proportion that the value of such account bears to the sum of the Fixed Account Value and the Fund Account Values. For the Fund Accounts, deductions are accomplished by decreasing the number of Variable Accumulation Units in the Fund Account. The Monthly Deductions are due on the first day of each month.

               TRANSACTION FEE FOR EXCESS TRANSFERS AND SURRENDERS

               There will be a $25 transaction fee for each transfer between funding options in excess of 12 during any Policy Year. The Company reserves the right to waive this fee in some situations. Upon surrender of a Certificate, or a partial surrender, a transaction fee of $25 will be charged.

               MORTALITY AND EXPENSE RISK CHARGE

               For mortality and expense risks, a daily deduction, currently equivalent to .45% per year is made from amounts held in the Fund Accounts. This deduction may be changed by the Company from time to time; but, it is guaranteed not to exceed .90% per year.

               The mortality risk the Company assumes is that the group of lives insured under the Policies may, on average, live for shorter periods of time than the Company estimated. The expense risk the Company assumes is that its costs of issuing and administer- ing Policies may be more than the Company estimated.

               If these charges are insufficient to cover actual costs and assumed risks, the loss will fall on the

               Company. Conversely, if the charge proves more than sufficient, any excess will be added to the Company's surplus and may be used for any proper purpose.

CERTIFICATE LOANS


               If the Certificate is in force and has an accumulated Net Cash Value, the Company will, upon application, make a loan to the Owner of the Certificate using the Certificate's Cash Value as security for the loan. The minimum loan amount is $250. A Certificate loan requires that a loan agreement be executed and that the Certificate be assigned to the Company.



               The loan may be for any amount up to 90% of the Net Cash Value at the time of the loan. Further, the Company will not make a loan which would require that the Loan Account Value be greater than 90% of the Cash Value. Interest will accrue on the Loan at an annual rate of 8% and will be due on the Policy Anniversary Date or upon surrender or upon termination of the Certificate. Interest not paid within 30 days of coming due, will be added to the Loan Balance as of the date on which it became due. Funds equaling the change in the amount of the Loan Balance will, from time to time as the Loan Balance changes, be transferred from the Fund Accounts and the Fixed Account to the Loan Account. If Certificate values are held in more than one funding option, withdrawals from each funding option will be made proportionately from the values in each funding option at the time of the transfer, unless the Company is instructed otherwise in writing at the Customer Service Center.


               In the event of surrender, lapse, death of the Insured, or any other event resulting in termination of the Certificate, the Loan Account Value will revert to the Company in repayment of the Current Outstanding Loan Balance. To the extent that the Current Outstanding Loan Balance exceeds the Loan Account Value, such excess will reduce the payment of any proceeds under the Certificate or the Cash Value.

               The Company will credit interest on the Loan Account Value at a rate which will be not less than 6%.

               Upon repayment of all or any portion of a loan, and corresponding reduction of the Loan Balance, funds in the Loan Account in an amount equal to the amount of the loan repayment will be transferred to the funding options according to current Net Premium Payment allocations.


               A Certificate loan, whether or not repaid, will affect the proceeds payable upon the Insured's death and the Cash Value because the investment results of the Fund Accounts or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer a loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Fund Accounts or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.



SURRENDERS,
LAPSE, AND
REINSTATEMENT

               FULL SURRENDERS

               A full surrender may be made at any time while the Certificate is in force.The Company will pay the Net Cash Value (less the transaction fee and any other amounts due the Company) next computed after receiving the Owner's written request at the Customer Service Center in a form satisfactory to the Company along with the return of the Certificate. A transaction fee of $25 is charged.

               PARTIAL SURRENDERS

               A partial surrender may be made at any time by written request to the Customer Service Center while the Certificate is in force. A $25 transaction fee is charged. The amount of a partial surrender may not exceed 90% of the Net Cash Value at the end of the Valuation Period in which the election would become effective, and may not be less than $250.

               A partial surrender will reduce the Cash Value and the Death Benefit, but it will not reduce the Coverage Amount.

               If, at the time of a partial surrender, the Net Cash Value is attributable to more than one funding option, the $25 transaction charge and the amount paid upon the surrender will be taken proportion- ately from the values in each funding option, unless the Certificate Owner and the Company agree otherwise.

               LAPSE OF A CERTIFICATE

               A lapse occurs if a Monthly Deduction due under the Certificate is greater than the Net Cash Value and no payment to cover the Monthly Deduction is made within the Grace Period. The Company will send the Owner a lapse notice at least 61 days before the Grace Period expires.

               REINSTATEMENT OF A LAPSED CERTIFICATE


               If the Certificate lapses, the Owner can apply, in writing, for reinstatement at any time prior to three years after the date of lapse. The Coverage Amount of the reinstated Certificate will be the same as the Coverage Amount of the Certificate at the time of lapse. To reinstate a Certificate, the Company will require evidence of good health acceptable to the Company (at the Owner's expense) and an amount sufficient to pay for the current Monthly Deduction plus one additional Monthly Deduction, plus repayment of any Current Outstanding Loan Balance and any interest accrued from the date of lapse.



               Reinstatement will be effective on the date the Company approves the reinstatement and will be subject to new contestability and suicide periods.






TERMINATION,
CONTINUATION,AND
CONVERSION

               POLICY TERMINATION

               Either the Group Policyholder or the Company may terminate the Policy upon 60 days prior notice to the other party. Upon Policy termination, individual coverage will be affected as set forth below.

               TERMINATION OF INDIVIDUAL COVERAGE

               Coverage for an Insured under the Policy will terminate upon lapse or surrender of the Insured's Certificate, or upon the death of the Insured. Coverage for an Insured under the Policy will also terminate upon termination of the Policy or upon loss of eligibility of the Insured unless the Policy expressly provides for continuation of the Insured's coverage.

               Term insurance coverage for an insured dependent child will terminate upon termination of the Certificate under which the child is covered, or upon the loss of eligibility of the child, or when the Certificate Owner terminates the child coverage, or upon the Child electing to purchase group variable universal life insurance under the Policy as provided for in the Policy, or upon the death of the child.

               CONTINUATION

               The circumstances in which the Employees or spouses may continue coverage after Policy termination or loss of eligibility will be determined by the Group Policyholder in advance of the Policy being issued. For loss of eligibility the following options are available to the Group Policyholder. For Employees, the Group Policyholder may select continuation upon retirement, leave of absence, and termination of employment. For spouses, the Group Policyholder may select continuation upon termination of the Employee's employment, death of the Employee, and divorce of the spouse and the Employee. For Employees on leave of absence, the Group Policyholder may select continuation upon retirement, return to active service, or termination of employment. Child term coverage may continue if the Certificate upon which the term coverage was elected continues.

               For termination of the Policy, the Group Policyholder may elect to allow continuation if the Insured Employee or spouse is not eligible for coverage under a successor plan.

               If continuation is not available to the Insured as described above, and the Insured has a Net Cash Value of $250 or greater, coverage under the Policy will continue for the Insured.


               The monthly cost of insurance rates and the monthly administrative fee and its components may change upon the Insured's continuation of coverage under the Policy.


               CONVERSION

               If the Insured's coverage terminates because the insured is no longer a member of an Eligible Class under the Policy, and continuation is not provided for under the Policy, the insured may convert the amount of his insurance coverage which is terminating. If the Insured's coverage terminates because of Policy termination, and continuation is not provided for under the Policy, and if the Insured has been covered under the Policy for at least three years, the Insured may convert up to $10,000 of the life insurance coverage which is terminating.


               Such conversions may be to any form of individual life insurance coverage then offered by the Company except that the coverage may not be term insurance and it may not contain disability or other supplemental benefits. Evidence of good health acceptable to the Company will not be required for such conversion. Such conversions must be applied for within 31 days of termination of coverage.



               No conversion is available for lapsed or surrendered coverage or for coverage which the Insured becomes eligible to replace or continue under another Policy or a group life insurance policy which replaces the Policy within 30 days.



ADDITIONAL
COVERAGE
RIDERS


               Each of the following optional benefit riders is available for Group Policyholder selection. Where indicated, the Employee will be able to choose whether or not he wishes to purchase the coverage provided by the rider. An additional cost of insurance will be charged as a part of the Monthly Deduction for each coverage rider which is in effect for the Certificate, except for the Waiver of Cost of Life Insurance rider, the cost of which will be included in the cost of life insurance if selected by the employer.


               ACCIDENTAL DEATH, DISMEMBERMENT AND INJURY

               The Group Policyholder may select one of three Accident Benefit Riders which provide additional benefits in the event of death or injury resulting from accident within 90 days of the accident. If one of the three riders is selected by the Group Policyholder, the Employee may elect or decline to be covered for the benefit provided by the rider.


               The first rider provides an additional death benefit equal to the Coverage Amount.

               The second rider provides, in addition to the benefit provided by the first rider, additional benefits if the insured suffers, as a result of accident, loss of a hand, loss of a foot, loss of the sight in one eye, loss of the thumb and index finger of the same hand, or any combination thereof.

               The benefit for any covered loss under this rider is a percentage of the Coverage Amount under the Policy.The benefit for any covered loss under this rider is a percentage of the Coverage Amount under the Policy. The maximum amount that will be paid, in aggregate, for all losses under the rider, result-ing from any one accident, is an amount equal to the Coverage Amount.

               The third rider provides, in addition to the benefits provided under the second rider above, benefits if the insured suffers, as a result of accident, loss of speech, loss of hearing, quad-riplegia, paraplegia, or hemiplegia. The benefit for any covered loss under this rider is a percentage of the Coverage Amount under the Policy. The maximum amount that will be paid, in aggregate, for all losses under this rider, resulting from any one accident, is an amount equal to the Coverage Amount.

               WAIVER OF COST OF LIFE INSURANCE


               If elected by the Group Policyholder, all Certificate Owners will be covered by this rider. Under this optional benefit rider, if the Insured Employee becomes totally disabled before age 60, the cost of life insurance coverage, the monthly administrative fee for the Employee's Certificate, and the cost of child term coverage provided under the Employee's Certificate will be waived while the Employee remains continuously and totally disabled following a waiting period of 6 to 12 months. The waiting period will be agreed upon between the Group

               Policyholder and the Company before coverage under this Rider becomes effective . While the specifically identified charges are being waived under this rider, the Owner may continue to pay premiums which will accumulate as Cash Value subject to the terms and conditions of the Policy.


               The Insured must submit proof of continuing Total Disability as reasonably required by the Company. The Coverage Amount may not be increased while the cost of insurance is being waived; and, the cost of insurance for spouse coverage, retiree coverage and any optional benefits or features is not waived under this rider. Child coverage may not be added after the disability has begun. Coverage under this rider terminates at age 65.

               PAID-UP INSURANCE

               If elected by the Group Policyholder, all Certificate Owners will be covered by this rider.


               Under this optional benefit rider, the Owner may use all or any portion of his Net Cash Value to purchase a policy of Paid-Up insurance in an amount not to exceed the Coverage Amount in force for the Insured at the time of purchase. Such coverage is provided under a separate policy but the premium for such coverage shall be calculated by using the maximum cost of insurance for the Policy and the minimum interest rate guarantee for the Fixed Account. No evidence of good health will be required for such coverage. The Coverage Amount of the Owner's Certificate will be reduced by the amount of coverage purchased under the Paid-Up policy.


               ADVANCED PAYMENT BENEFIT

               If elected by the Group Policyholder, this coverage is available to be elected or declined by the Certificate Owner. This coverage is available for insured employees, former employees, spouses, former spouses, retirees and leave of absence employees.


               Under this rider, the Company will pay one of the three following types of benefit.


               The three types of benefit are:

               1. Terminal Illness Benefit. The Company will pay up to 60% of the Insured's Coverage Amount upon receipt of due proof, acceptable to the Company, that the Insured has a terminal illness. Such proof comprises a written diagnosis by two un- affiliated physicians stating that the Insured has less than 12 months to live, and supportive evidence satisfactory to the Company including but not limited to radiological, histological, and laboratory reports. Payment will be made in a lump sum.

               2. Nursing Care and Custodial Care Facility Benefit. The Company will pay up to 60% of the Insured's Coverage Amount upon receipt of due proof, acceptable to the Company, that the Insured:

                   -   has an Impairment, as determined by the Company;

                   - is confined to a Nursing Care or Custodial Facility (registered as a bed patient on a 24 hour basis) due to the Impairment;

                   - provides the Company with written certifica- tion from two unaffiliated Physicians that the Insured is expected to remain in the Nursing Care or Custodial Care Facility for the rest of his life; and,

                   -   has satisfied the deductible waiting period.

                   The deductible waiting period is 90 consecutive days. Payment may be made on a lump sum basis or on a periodic basis at 2% per month until thirty monthly payments have been made. Impairment is specifically defined in the rider and generally means the Insured is totally disabled and unable to function without human assistance or supervision.

               3. Specified Disease Benefit. The Company will pay up to 60% of the Insured's Coverage Amount upon receipt of due proof, acceptable to the Company, that the Insured has a Specified Disease. Specified Disease means life threatening cancer, heart attack, renal failure, stroke, specified organ transplant, or acquired immune deficiency syndrome. Such diseases are further defined in the rider. Due proof comprises a written diagnosis and prognosis by a licensed physician certifying the existence of the disease, and supportive evidence satisfactory to the Company including but not limited to radiological, histological, or laboratory reports. Payment will be made in a lump sum.

               The Owner may make a claim for only one of the three benefits described above.

               Once a benefit has been paid under this rider for an Insured, no further benefits will be paid for that Insured under this rider. The Death Benefit for the Insured will be reduced by the amount paid under this rider for the Insured.

               SEAT BELT BENEFIT RIDER

               Under this optional benefit rider, the Company will pay an additional 10% of the Insured's Coverage Amount (up to a maximum of $10,000) if the Insured dies as a result of an accident while driving or riding in a private passenger car and properly wearing his seat belt. Proper use of the seat belt must be certified in the official accident report.

OTHER
POLICY
PROVISIONS

               DEFERRAL OF PAYMENT

               Payment of the surrendered amount from the Fund Accounts may be postponed when the New York Stock Exchange is closed and for such other periods as the Commission may require. Payment from the Fixed Account may be deferred up to six months at the Company's option. If the Company exercises its right to defer such payments from the Fixed Account interest will be added as required by law.

               FIXED BENEFIT POLICY EXCHANGE

               Where required by state law, the Owner may, within eighteen months of the Certificate Effective Date, exchange his Certificate for a Certificate of insurance under a group flexible premium life insurance policy issued by the Company ("Exchange Policy"). The date of issue and the age at issue of the Certificate under the Exchange Policy shall be the same as for the Certificate under the Policy. Additional coverage and riders elected by the Owner under the Policy will be provided on the Exchange Policy to the extent available. Premium rates will be those in effect under the Exchange Policy at the time of exchange for the class of eligible persons into which the Insured falls. Cash Values will be equitably adjusted under the Exchange Policy.

               CERTIFICATE OWNER

               While the Insured is living, all rights in this Certificate are vested in the Certificate Owner named in the application, or as subsequently changed, subject to assignment, if any.

               If the Certificate Owner, other than the Insured, dies before the Insured, the Certificate Owner's rights in this Certificate belong to the Certificate Owner's estate.

               BENEFICIARY

               The Beneficiary(ies) shall be as named in the application, or as subsequently changed.

               The Certificate Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Customer Service Center. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by the Company before it was recorded.

               If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided.Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no designated Beneficiary survives the Insured, or if no Beneficiary has been designated, the death proceeds shall be paid to the first surviving class of the Insured's spouse, the Insured's children, the Insured's parents or the Insured's siblings. If no member of any of the above classes survives the Insured, the proceeds will be paid to the Insured's estate.

               ASSIGNMENT

               While the Insured is living, the Certificate Owner may assign his rights in the Certificate. The assignment must be in writing in a form acceptable to the Company, signed by the Certificate Owner and recorded at the Customer Service Center. No assignment will affect any payment made or action taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to all terms and conditions of the Policy.

               INCONTESTABILITY


               Statements made by an Insured will not be used to contest the validity of an Insured's initial coverage after the Certificate has been in force during the Insured's lifetime for two years from the Certifi- cate Effective Date. For any increase in Coverage Amount, statements made by an Insured will not be used to contest the validity of an increase in coverage after it has been in force during the Insured's lifetime for two years from its effective date of the increase.


               MISSTATEMENT OF AGE


               If the age of the Insured has been misstated, the affected benefits will be adjusted to the amounts which the the most recent cost of insurance deducted from the Cash Value would have purchased at the correct age.


               SUICIDE

               If the Insured dies by suicide, while sane or insane, within two years from the Certificate Effective Date, the Company will pay no more than the sum of the premiums paid, less any partial surrenders, less the sum of any loans plus accrued interest. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Coverage Amount, the Company will pay no more than a refund of the monthly charges for the cost of such additional coverage.

STATE
VARIATIONS
               Certain benefits and other policy terms may vary from state to state due to the requirements of state law.



NONPARTICIPATING
POLICIES

               These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.
DOLLAR COST
AVERAGING


               Dollar Cost Averaging is a program which, if elected, enables a Certificate Owner to systematically reallocate specified dollar amounts from the CIGNA Variable Products Money Market Fund Account to the other Fund Accounts and the Fixed Account at regular intervals. By allocating an identified sum on a regularly scheduled basis as opposed to reallocating the total amount at one particular time, a Certificate Owner may be less susceptible to the impact of market fluctuations.



               Dollar Cost Averaging may be selected by establishing a CIGNA Variable Products Money Market Fund Account Value of at least $3,000. The minimum transfer amount is $250. All Dollar Cost Averaging transfers will be made effective the first processing day following the first of the month (or the next Valuation Day, if later). Election of this arrangement may occur at any time by properly completing the Dollar Cost Averaging election form, returning it to the Company so it is received by the tenth of the month, to be effective the following month, and ensuring that sufficient value is in the CIGNA Variable Products Money Market Fund Account.



               Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the CIGNA Variable Products Money Market Fund Account Value is insufficient to complete the next transfer;(3) the Owner requests termination in writing and such writing is received by the tenth of the month in order to cancel the transfer scheduled to take effect the following month; or (4) the Certificate is lapsed, surrendered or otherwise terminated.


               There is currently no charge for Dollar Cost Averaging; however, Dollar Cost Averaging transfers are counted among the twelve free transfers per Policy Year. The Company reserves the right to charge for this program. In the event there are additional transfers, a transfer fee will be charged. The Company does not intend to profit from any such charge.

               The main objective of Dollar Cost Averaging is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to a Fund Account with each transfer, more Variable Accumulation Units are purchased if the Variable Accumulation Unit Value is low, and fewer Variable Accumulation Units are purchased if the Variable Accumulation Unit Value is high. Therefore, a lower than average cost per unit may be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

TAX MATTERS


               The following is a brief discussion of some of the federal tax issues which may arise in regard to the Policy and Certificates. This discussion is general in nature and is not intended as tax advice. For specific advice on the effect of tax laws and rules on the Policy and Certificates, the Owner should consult a qualified tax adviser.


               POLICY PROCEEDS

               Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a Policy are excludable from gross income of the Beneficiary under Section 101 of the Code.


               Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed, i.e., they are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled.

               The Certificates under the Policies offered by this Prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Certificate Owner when the Certificate's non-modified endowment contract status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Certificate Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Certificate. Under certain conditions, a Certificate may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

               In addition to meeting the tests required under Section 7702 and
               Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Separate Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Fund Account of the Separate Account must meet certain tests.


               The Company intends that the Separate Account investments meet the applicable diversification standards.


               Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to allow the Policies to continue to qualify as life insurance under Section 7702.

               The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Separate Account investments to remain in compliance.

               A total surrender or termination of the Certificate by lapse may have adverse tax consequences. If the amount received by the Certificate Owner plus total Certificate indebtedness exceeds the premiums paid into the Certificate, the excess will generally be treated as taxable income, regardless of whether or not the Certificate is a modified endowment contract.

               Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each Certificate Owner or Beneficiary. The Owner should consult a professional tax adviser to determine the tax consequences of purchasing or making transactions under the Policy.

               TAXATION OF THE COMPANY

               The Company is taxed as a life insurance company under the Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of Variable Accumulation Units.

               The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Separate Account. Based upon these expectations, no charge is currently being made against the Separate Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Separate Account.

               The Company may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

               SECTION 848 CHARGES

               The current 3.0% premium load is assessed to cover state taxes and federal income tax liabilities incurred by the Company.
               This load is made up of 2.50% for state taxes and 0.50% for the additional federal income tax burden under Section 848 of the Code relating to the tax treatment of deferred acquisition costs. The 0.50% charge for federal income tax liabilities is reasonable in relation to the Company's increased taxes under this Section of the Code. The premium load may be changed from time to time by the Company, but it may be no greater than 5.0%.

               OTHER CONSIDERATIONS

               The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on the Company's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

OTHER MATTERS

               VOTING RIGHTS


               In accordance with its view of presently applicable law, the Company will vote the shares of each Fund held in the Separate Account at meetings of the shareholders of the particular Fund in accordance with written instructions received from Certificate Owners having Variable Accumulation Units of the Fund. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Funds do not hold regular meetings of shareholders.



               If, however, the Act or any regulation thereunder is amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the Fund shares in its own right, it may elect to do so. The number of votes which a Certificate Owner has the right to instruct will be calculated separately for each Fund. This number will be determined by calculating the proportion of the Certificate Owner's Cash Value in the Fund Account to the amount of the Separate Account's investment in the Related Fund and multiplying that proportion by the number of votes the Separate Account has in the Fund. In determining the number of votes, fractional shares will be recognized. The number of votes that a Certificate Owner has the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund, but not more than 60 days before the meeting of the Fund. Voting instructions will be solicited by written communication at least 14 days prior to such meeting of the Fund. Each Certificate Owner having a voting interest in the Fund will receive appropriate proxy materials and reports.


               The Company will vote the Fund shares as to which no timely instructions are received in proportion to the voting instructions from others with an interest in the particular Fund Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by the Company.

               The Company may, if required by State insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of the Fund or to approve or disapprove an investment advisory contract for a Fund.

               A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or the Company determines that the change would have an adverse effect on the Separate Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Certificate Owners.


               The Funds' shares are issued and redeemed only in connection with qualified plans, and variable annuity contracts and variable life insurance policies issued through separate accounts of the Company and other life insurance companies. The Funds do not foresee any disadvantage to Certificate Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.

               DIRECTORS AND OFFICERS OF THE COMPANY

               The following persons are Directors and officers of the Company. The address of each is 900 Cottage Grove Road, Hartford, CT 06152 and each has been employed by the Company for more than five years except Mr. Jones, Mr.Alexander and Dr. Schaffer. Prior to April, 1994, Mr. Jones was employed by NAC RE Corporation. Prior to December 1994, Mr. Alexander was employed by E.I. DuPont De Nemour as Director, Human Resources. Prior to May 1993, Dr.Schaffer was Vice President, Professional Affairs, Aetna Health Plans, Aetna Life & Casualty and until 1990 was Vice President, Quality Management, Humana, Inc.


                                  POSITIONS AND OFFICES
                   NAME                 WITH THE COMPANY
                   ----                 ----------------
               Thomas C. Jones        President
                                      (Principal Executive Officer)

               James T. Kohan         Vice President and Actuary
                                      (Principal Financial Officer)

               Robert Moose           Vice President
                                      (Principal Accounting
                                      Officer)

               David C. Kopp          Corporate Secretary

               Andrew G. Helming      Secretary

               Stephen C. Stachelek   Treasurer

               Harold W. Albert       Director

               S. Tyrone Alexander    Director and Senior Vice
                                      President

               Martin A. Brennan      Director and Senior Vice
                                      President

               Robert W. Burgess      Director

               John G. Day            Director and Chief Counsel

               John Wilkinson         Director, Senior Vice
                                      President and Chief Financial
                                      Officer

               Lawrence P. English    Director and Chairman of the
                                      Board

               Joseph M. Fitzgerald   Director and Senior Vice
                                      President

               Arthur C. Reeds, III   Director and Senior Vice
                                      President

               Patricia L. Rowland    Director and Senior Vice
                                      President

               W. Allen               Director and Senior Vice
                Schaffer, M.D.         President




               DISTRIBUTION OF POLICIES

               The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD). The Policies will be distributed by the Company's principal underwriter, CIGNA Financial Advisors, Inc. ("CFA"), whose address is the same as the Company's. CFA is a Connecticut corporation organized in 1967, and is the principal underwriter for the Company's other registered separate accounts.

               Gross first year commissions paid by the Company, including expense reimbursement allowances, on the sale of these Policies are not more than 20% of premium payments. Gross renewal commissions paid by the Company will not exceed 15% of premium payments.

               OTHER CONTRACTS ISSUED BY THE COMPANY

               The Company does presently and will, from time to time, offer other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

               RIGHT TO TAKE ACTIONS REGARDING THE SEPARATE ACCOUNT

               The Company reserves the right to take certain actions in connection with Separate Account operations. These actions will be taken in accordance with applicable laws (including obtaining any required regulatory approvals). Specifically, the Company reserves the right to:


               -   add, combine, or remove any Fund ,

               -   create new separate accounts,
               - combine the Separate Account with one or more other separate accounts,
               - operate the Separate Account as a management investment company under the Act or in any other form permitted by law,
               -   deregister the Separate Account under the Act,

               -   manage the Separate Account under the direction of a
                   committee or discharge such committee at any time,
               -   transfer any assets in any Fund Account to another Fund
                   Account, or to one or more separate accounts or to the Company's general account, and
               - to take any actions necessary to comply with, or to obtain and continue any exemptions from, the Act.

               STATE REGULATION

               The Company is subject to the laws of Connecticut governing insurance companies and to regulation by the Connecticut Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. A blanket bond for $10 million covers all of the officers and employees of the Company.

               REPORTS TO CERTIFICATE OWNERS

               The Company maintains Policy records and will mail to each Certificate Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Cash Value, and Net Cash Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account, in each Fund Account, and any Loan Account Value.

               Certificate Owners will also be sent annual reports containing financial statements for the Separate Account as required by the 1940 Act. In addition, Certificate Owners will receive periodic statements of significant transactions, such as changes in Coverage Amount, changes in net premium payment allocation, transfers among Fund Accounts, premium payments, loans, loan repayments, reinstatement and termination.

               ADVERTISING

               The Company is rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. The Company may advertise these ratings from time to time. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

               LEGAL PROCEEDINGS

               There are no material legal or administrative proceedings pending or known to be contemplated, other than ordinary routine litigation incidental to the business, to which the Company and the Separate Account are party, or to which any of their property is subject. The principal underwriter, CFA, is not engaged in any material litigation of any nature.

               EXPERTS


               Actuarial opinions regarding Deferred Acquisition Cost Tax (DAC
               Tax)  referred to in this Registration

               Statement have been rendered by Benjamin Clement, FSA, MAAA as stated in the opinion filed as an Exhibit to the Registration Statement given on the authority of Mr. Clement as an expert in
               actuarial matters.   Legal matters involving the federal
               securities laws have been reviewed by Jorden, Burt, Berenson & Johnson, Washington, D.C.


               Legal matters in connection with the Policies described herein are being passed upon by Jerold H. Rosenblum, Esq., Chief Counsel, CIGNA Group Insurance, 1601 Chestnut Street, Philadelphia, PA19102 in the opinion filed as an Exhibit to the Registration Statement given on his authority as an expert in these matters.

               The consolidated financial statements of Connecticut General Life Insurance Company as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

               REGISTRATION STATEMENT

               A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, the Company, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

               FINANCIAL STATEMENTS

               There follow consolidated balance sheets of the Company and its subsidiaries as of December 31, 1994 and 1993 and related consolidated statements of income and retained earnings and cash flows for the years ended December 31, 1994, 1993, and 1992.

               The most current financial statements of the Company are those as of the end of the most recent fiscal year. The Company does not prepare financial statements more often than annually and believes that any incremental benefit to prospective Certificate Owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, the Company represents that there have been no adverse changes in the financial condition or operations of the Company between the end of 1994 and the date of this Prospectus.

               These financial statements should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies. No financial statements of the Separate Account are included, because as of the date of this Prospectus the Separate Account had not yet commenced operations.

                            CONNECTICUT GENERAL LIFE

                               INSURANCE COMPANY

                       CONSOLIDATED FINANCIAL STATEMENTS


                               DECEMBER 31, 1994

                       REPORT OF INDEPENDENT ACCOUNTANTS




February 13, 1995



The Board of Directors and Shareholder of
Connecticut General Life Insurance Company


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Connecticut General Life Insurance Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The Company implemented certain new accounting pronouncements as discussed in
Note 1 to the consolidated financial statements.

                   CONNECTICUT GENERAL LIFE INSURANCE COMPANY

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

----------------------------------------------------------------------------------------------
(In millions)
----------------------------------------------------------------------------------------------

For the year ended December 31,                                   1994        1993        1992
----------------------------------------------------------------------------------------------
REVENUES
Premiums and fees                                               $4,960      $4,704      $4,541
Net investment income                                            2,805       2,742       2,649
Realized investment gains (losses)                                  27         (65)        (13)
Other revenues                                                       8          15          20
                                                                 -----       -----       -----
      Total revenues                                             7,800       7,396       7,197
                                                                 -----       -----       -----

BENEFITS, LOSSES AND EXPENSES
Benefits, losses and settlement expenses                         5,574       5,215       5,168
Policy acquisition expenses                                         89          84          75
Other operating expenses                                         1,363       1,351       1,368
                                                                 -----       -----       -----
      Total benefits, losses and expenses                        7,026       6,650       6,611
                                                                 -----       -----       -----

INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                                     774         746         586
                                                                 -----       -----       -----
Income taxes (benefits):
  Current                                                          220         433         131
  Deferred                                                          45        (197)        (61)
                                                                 -----       -----       -----
      Total taxes                                                  265         236          70
                                                                 -----       -----       -----

INCOME BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGES                                            509         510         516
Cumulative effect of accounting changes for postemployment and
  postretirement benefits other than pensions, net of taxes          -           -        (270)
Cumulative effect of accounting change for income taxes              -           -         105
                                                                 -----       -----       -----

NET INCOME                                                         509         510         351

Dividends declared                                                (300)       (190)       (165)

Retained earnings, beginning of year                             2,759       2,439       2,253
                                                                 -----       -----       -----


RETAINED EARNINGS, END OF YEAR                                  $2,968      $2,759      $2,439
-----------------------------------------------------------------=============================


The Notes to Financial Statements are an integral part of these statements.

                  CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                         CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------
(In millions)
----------------------------------------------------------------------------------------------

As of December 31,                                                            1994        1993
----------------------------------------------------------------------------------------------

ASSETS
Investments:
  Fixed maturities:
    Held to maturity, at amortized cost (fair value,
        $10,075; $11,158)                                                   $10,061      $9,950
    Available for sale, at fair value (amortized cost,
        $8,571; $8,187)                                                       8,324       9,145
  Mortgage loans                                                              8,975       8,854
  Equity securities, at fair value (cost, $109; $121)                           119         120
  Policy loans                                                                5,237       3,623
  Real estate                                                                 1,442       1,484
  Other long-term investments                                                   128          94
  Short-term investments                                                        143          96
                                                                             ------      ------
      Total investments                                                      34,429      33,366
Cash and cash equivalents                                                        80           -
Accrued investment income                                                       578         504
Premiums and accounts receivable                                                911       1,021
Reinsurance recoverables                                                      2,533       2,815
Deferred policy acquisition costs                                               700         623
Property and equipment, net                                                     346         364
Current income taxes                                                            119           -
Deferred income taxes, net                                                      661         434
Goodwill                                                                        518         532
Other assets                                                                    135         203
Separate account assets                                                      14,498      13,620
-----------------------------------------------------------------------------------------------
      Total                                                                 $55,508     $53,482
-----------------------------------------------------------------------------==================

LIABILITIES
Contractholder deposit funds                                                $26,696     $25,054
Future policy benefits                                                        7.875       7,915
Unpaid claims and claim expenses                                              1,096       1,210
Unearned premiums                                                                84          86
                                                                             ------      ------
      Total insurance and contractholder liabilities                         35,751      34,265
Accounts payable, accrued expenses
   and other liabilities                                                      1,632       1,539
Current income taxes                                                              -          76
Separate account liabilities                                                 14,427      13,618
-----------------------------------------------------------------------------------------------
      Total liabilities                                                      51,810      49,498
-----------------------------------------------------------------------------------------------

CONTINGENCIES - NOTE 9

SHAREHOLDER'S EQUITY
Common stock (6 shares outstanding)                                               30          30
Additional paid-in capital                                                       764         764
Net unrealized appreciation (depreciation) on investments                        (66)        428
Net translation of foreign currencies                                              2           3
Retained earnings                                                              2,968       2,759
------------------------------------------------------------------------------------------------
      Total shareholder's equity                                               3,698       3,984
------------------------------------------------------------------------------------------------
      Total                                                                  $55,508     $53,482
------------------------------------------------------------------------------==================

The Notes to Financial Statements are an integral part of these statements.

                  CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


----------------------------------------------------------------------------------------------
(In millions)
----------------------------------------------------------------------------------------------

For the year ended December 31,                                   1994        1993        1992
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income before cumulative effect of accounting changes           $  509      $  510      $  516
Adjustments to reconcile income before cumulative
  effect of accounting changes to net cash
  provided by (used in) operating activities:
  Insurance liabilities                                           (249)        251        (360)
  Reinsurance recoverables                                         282        (392)        128
  Premiums and accounts receivable                                (188)         85         199
  Deferred income taxes, net                                        45        (197)        (61)
  Other assets                                                      68          54         (72)
  Accounts payable, accrued expenses,
    other liabilities and current income taxes                    (192)          5          43
  Other, net                                                       (24)        (82)        (68)
                                                                 -----       -----       -----
      Net cash provided by operating activities                    251         234         325
                                                                 -----       -----       -----
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments sold:
  Fixed maturities--available for sale                           1,389           -           -
  Fixed maturities--held to maturity                                12         599         595
  Mortgage loans                                                   496       1,004         362
  Equity securities                                                 41          41          14
  Other (primarily short-term investments)                       1,247       3,840       2,340
Investment maturities and repayments:
  Fixed maturities--available for sale                             686           -           -
  Fixed maturities--held to maturity                             1,764       3,167       2,972
  Mortgage loans                                                   194         202         266
Investments purchased:
  Fixed maturities--available for sale                          (2,390)          -           -
  Fixed maturities--held to maturity                            (1,788)     (5,128)     (4,834)
  Mortgage loans                                                  (882)       (823)       (795)
  Equity securities                                                (12)       (112)        (35)
  Policy loans                                                  (1,614)     (1,561)       (434)
  Other (primarily short-term investments)                      (1,093)     (3,587)     (2,176)
Other, net                                                        (129)        (48)        (68)
                                                                ------      ------      ------
      Net cash used in investing activities                     (2,079)     (2,406)     (1,793)
                                                                ------      ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits and interest credited to contractholder
  deposit funds                                                  6,388       7,537       5,294
Withdrawals from contractholder deposit funds                   (4,216)     (5,166)     (4,073)
Dividends paid to Parent                                          (300)       (190)       (165)
Other, net                                                          36         (30)        (47)
                                                                ------      ------      ------
      Net cash provided by financing activities                  1,908       2,151       1,009
----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                80         (21)       (459)
Cash and cash equivalents, beginning of year                         -          21         480
----------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                          $   80      $    -      $   21
-----------------------------------------------------------------=============================

Supplemental Disclosure of Cash Information:
  Income taxes paid, net of refunds                             $  411      $  352      $  301
  Interest paid                                                 $    5      $    5      $    3
----------------------------------------------------------------------------------------------

The Notes to Financial Statements are an integral part of these statements.

                   CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  A) BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Connecticut General Life Insurance Company (the Company) and its wholly-owned subsidiaries, CIGNA Life Insurance Company, ICO, Inc., and First Equicor Life Insurance Company (FELIC). During 1994, the Company sold FELIC the effects of which were not material to the financial statements. The Company is a wholly-owned subsidiary of Connecticut General Corporation (the Parent), which is an indirect wholly-owned subsidiary of CIGNA Corporation (CIGNA). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain reclassifications have been made to prior years' amounts to conform with the 1994 presentation.


  B) RECENT ACCOUNTING PRONOUNCEMENTS: In 1993, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that debt and equity securities be classified into different categories and carried at fair value if they are not classified as held to maturity. SFAS No. 115 does not permit retroactive application of its provisions. The effect of implementing SFAS No. 115 as of December 31, 1993 resulted in an increase in investment assets of $958 million and an increase in shareholder's equity of $443 million resulting from the classification of certain fixed maturities previously carried at amortized cost to available for sale. The increase in shareholder's equity is net of policyholder share of $277 million and deferred income taxes of $238 million. See Note 2 for additional information.

  In 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which provides guidance on the accounting and disclosure for impaired loans, and must be implemented by the first quarter of 1995, with the cumulative effect of implementation included in net income. In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which eliminates the income recognition requirements of SFAS No.
114. The Company will adopt SFAS Nos. 114 and 118 in 1995. The effect on the Company's results of operations and financial condition upon adoption is not expected to be material.

  In 1992, the Company implemented SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" SFAS No. 109, "Accounting for Income Taxes;" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." These accounting changes were implemented as of January 1, 1992 through cumulative effect adjustments. Prior year financial statements were not restated.

  The cumulative effect of implementing SFAS Nos. 106, 109 and 112 as of January 1, 1992 resulted in non-cash after-tax charges (benefit) to net income of $263 million, ($105) million and $7 million, respectively. In addition, the implementation of SFAS No. 106 increased 1992 other operating expenses by $23 million ($15 million after-tax). The effect on income tax expense for 1992 as a result of implementation of SFAS No. 109 was immaterial. There was no incremental effect on 1992 net income from adopting SFAS No. 112. For additional information on SFAS No. 109, see Note 5; for additional information on SFAS Nos. 106 and 112, see Note 6.

  In 1992, the Company adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 92-3, "Accounting for Foreclosed Assets," which resulted in a realized investment loss of $5 million ($3 million after-tax).

  C) FINANCIAL INSTRUMENTS: In the normal course of business, the Company enters into transactions involving various types of financial instruments, including investments such as fixed maturities and equity securities; and off-balance-sheet financial instruments such as investment and loan commitments, financial guarantees, and interest rate swap and futures contracts. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations. However, risk of loss due to interest rate fluctuations is reduced through the use of certain derivative instruments. The Company evaluates and monitors each financial instrument individually and, where appropriate, obtains collateral or other forms of security to minimize risk of loss.

  D) INVESTMENTS: Investments in fixed maturities include bonds, asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. Fixed maturities classified as held to maturity are carried at amortized cost, net of impairments, and those classified as available for sale are carried at fair value, with unrealized appreciation or depreciation included in Shareholder's Equity. Fixed maturities are considered impaired and written down to fair value when a decline in value is considered to be other than temporary.

  Mortgage loans are carried principally at unpaid principal balances, net of valuation reserves. Generally, mortgage loans are considered impaired and a valuation reserve is established when a decline in the fair value of the collateral below the carrying value is other than temporary.

   Fixed maturities and mortgage loans that are delinquent or restructured to modify basic financial terms, typically to reduce the interest rate and, in certain cases, extend the term, are placed on non-accrual status, and thereafter interest income is recognized only when payment is received.

  Real estate investments are either held for the production of income or held for sale. Real estate investments held for the production of income are carried at depreciated cost less valuation reserves when a decline in value is other than temporary. Depreciation is generally calculated using the straight-line method based on the estimated useful lives of the assets. Real estate investments held for sale are those which are acquired through the foreclosure of mortgage loans. These assets are valued at their fair value at the time of foreclosure. The fair value is established as the new cost basis and the asset acquired is reclassified from mortgage loans to real estate held for sale. Subsequent to foreclosure, these investments are carried at the lower of depreciated cost or current fair value less estimated costs to sell. Adjustments to the carrying value as a result of changes in fair value subsequent to foreclosure are recorded as valuation reserves and reported in
realized investment gains and losses.   The Company considers several methods
in determining fair value for real estate acquired through foreclosure, with greater emphasis placed on the use of discounted cash flow analyses and, in some cases, the use of third-party appraisals. Assets held for sale are depreciated using the straight-line method based on the estimated useful lives of the assets.

  Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value. Short-term investments are carried at fair value, which approximates cost. Equity securities and short-term investments are classified as available for sale.

      Policy loans are generally carried at unpaid principal balances.

  Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves, after deducting amounts attributable to experience-rated pension policyholders' contracts and participating life policies ("policyholder share"). Generally, realized investment gains and losses are based upon specific identification of the investment assets.

  Unrealized investment gains and losses, after deducting policyholder share and net of deferred income taxes, if applicable, for investments carried at fair value are included in Shareholder's Equity.

     See Note 2(F) for a discussion of the Company's accounting policies for derivative financial instruments.

  E) CASH AND CASH EQUIVALENTS: Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.

  F) REINSURANCE RECOVERABLES: Reinsurance recoverables are estimates of amounts to be received from reinsurers, including amounts under reinsurance agreements with affiliated companies. Allowances are established for amounts deemed uncollectible.

  G) DEFERRED POLICY ACQUISITION COSTS: Acquisition costs consist of commissions, premium taxes and other costs, which vary with, and are primarily related to, the production of revenues. Group life and a portion of group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits over the expected life of the contracts. Acquisition costs related to annuity and other life insurance businesses are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination.

  H) PROPERTY AND EQUIPMENT: Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction and other construction-related costs. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of the assets. Accumulated depreciation was $333 million and $261 million at December 31, 1994 and 1993, respectively.

  I) OTHER ASSETS: Other Assets consists of various insurance-related assets, principally ceded unearned premiums, reinsurance deposits and other amounts due from affiliated companies.

  J) GOODWILL: Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. These costs are amortized on systematic bases over periods, not exceeding 40 years, that correspond with the benefits expected to be derived from the acquisition. The Company evaluates the carrying amount of goodwill by analyzing historical and expected future income and undiscounted cash flows of the related businesses. Write-downs of goodwill are recognized when it is determined that the amount has been impaired. Also, amortization periods are revised if it is determined that the remaining period of benefit of the goodwill has changed. Accumulated amortization was $70 million and $56 million at December 31, 1994 and 1993, respectively.

  K) SEPARATE ACCOUNTS: Separate account assets and liabilities are principally carried at market value, with less than 4% carried at amortized cost, and represent policyholder funds maintained in accounts having specific investment objectives. The investment income, gains and losses of these accounts generally accrue to the policyholders and, therefore, are not included in the Company's net income.

  L) CONTRACTHOLDER DEPOSIT FUNDS: Contractholder Deposit Funds are liabilities for investment-related and universal life products which were $18.6 billion and $8.1 billion as of December 31, 1994, respectively, compared with $19.1 billion and $6.0 billion as of December 31, 1993, respectively. These liabilities consist of deposits received from customers and investment earnings on their fund balances, less administrative charges and, for universal life fund balances, mortality and surrender charges.

  M) FUTURE POLICY BENEFITS: Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed using premium assumptions for group annuity policies and the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2% to 11%, generally graded down after 10 to 30 years. Mortality, morbidity, and withdrawal assumptions for all policies are based on either the Company's own experience or various actuarial tables.

  N) UNPAID CLAIMS AND CLAIM EXPENSES: Liabilities for unpaid claims and claim expenses are estimates of payments to be made on insurance claims for reported losses and estimates of losses incurred but not reported. The Company's prior year claims and claim adjustment expenses were not material.

  O) UNEARNED PREMIUMS: Premiums for group life, and accident and health insurance are reported as earned on a pro rata basis over the contract period. The unexpired portion of these premiums is recorded as Unearned Premiums.

  P) OTHER LIABILITIES: Other Liabilities consists principally of postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts. Also included in Other Liabilities are liabilities for guaranty fund assessments that can be reasonably estimated.

  Q) TRANSLATION OF FOREIGN CURRENCIES: Foreign operations primarily utilize the local currencies as their functional currencies, and assets and liabilities are translated at the rates of exchange as of the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing during the year. The translation gain or loss on such functional currencies is generally reflected in Shareholder's Equity, net of applicable taxes.

  R) PREMIUM AND FEES, REVENUES AND RELATED EXPENSES: Premiums for group life and accident and health insurance are recognized as revenue on a pro rata basis over their contract periods. Premiums for individual life and health insurance as well as individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits, losses and expenses are matched with premiums.

  Revenues for universal life products consist of net investment income and mortality, administration and surrender fees assessed against the fund values during the period. Benefit expenses for universal life products consist of benefit claims in excess of fund values and net investment income credited to fund values. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values during the period. Benefit expenses for investment-related products primarily consist of net investment income credited to the fund values after deduction for investment and risk fees.

  S) PARTICIPATING BUSINESS: Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the Company's business. The participating insurance in force accounted for 5.2% of total insurance in force at December 31, 1994, compared with 3.6% at December 31, 1993 and .4% at December 31, 1992.


  T) INCOME TAXES: The Company and its subsidiaries are included in the consolidated United States federal income tax return filed by CIGNA. In accordance with United States federal income tax consolidated return regulations, all corporations included in a consolidated tax return are jointly and severally liable for all tax liabilities. In accordance with a tax sharing agreement, the provision for federal income tax is computed as if the Company was filing a separate federal income tax return, except that benefits arising from tax credits and net operating losses are allocated to those subsidiaries producing such attributes only to the extent they are utilized in the consolidated federal income tax provision.


  Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. These differences result primarily from loss reserves, policy acquisition expenses, investments, reserves for postretirement benefits and unrealized appreciation or depreciation on investments.

NOTE 2 - INVESTMENTS

  A) FIXED MATURITIES: Fixed maturities are net of cumulative write-downs of $78 million and $76 million, including policyholder share, as of December 31, 1994 and 1993, respectively.

  The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, as of December 31, 1994 were as follows:


----------------------------------------------------------------------------------------------
                                                             Amortized                    Fair
(In millions)                                                     Cost                   Value
----------------------------------------------------------------------------------------------
Held to Maturity (Carried at Amortized Cost)
Due in one year or less                                        $   201                 $   204
Due after one year through five years                            2,275                   2,272
Due after five years through ten years                           3,424                   3,383
Due after ten years                                              2,298                   2,403
Asset-backed securities                                          1,863                   1,813
----------------------------------------------------------------------------------------------
Total                                                          $10,061                 $10,075
----------------------------------------------------------------==============================

Available for Sale (Carried at Fair Value)

Due in one year or less                                        $    85                 $    93
Due after one year through five years                            1,474                   1,447
Due after five years through ten years                           1,769                   1,681
Due after ten years                                              2,290                   2,250
Asset-backed securities                                          2,953                   2,853
----------------------------------------------------------------------------------------------
Total                                                          $ 8,571                 $ 8,324
-----------------------------------------------------------------=============================

  Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, the Company may extend maturities in some cases.

  As of December 31, 1994, gross unrealized appreciation (depreciation) for fixed maturities, including policyholder share, by type of issuer was as follows:


-----------------------------------------------------------------------------------------------
                                             Amortized                                     Fair
(In millions)                                     Cost    Appreciation  Depreciation      Value
-----------------------------------------------------------------------------------------------
Held to Maturity (Carried at Amortized Cost)
State and local government bonds               $    61          $    4         $  (1)  $    64
Foreign government bonds                            49               1            (1)       49
Corporate securities                             8,088             293          (232)    8,149
Asset-backed securities                          1,863              46           (96)    1,813
----------------------------------------------------------------------------------------------
Total                                          $10,061          $  344         $(330)  $ 10,075
------------------------------------------------===============================================

Available for Sale (Carried at Fair Value)

Federal government bonds                       $   393          $   35         $ (13)  $   415
State and local government bonds                    48               -            (4)       44
Foreign government bonds                           135               1            (6)      130
Corporate securities                             5,042              84          (244)    4,882
Asset-backed securities                          2,953              98          (198)    2,853
----------------------------------------------------------------------------------------------
Total                                          $ 8,571          $  218         $(465)  $ 8,324
-------------------------------------------------=============================================

  As of December 31, 1993, gross unrealized appreciation (depreciation) for fixed maturities, including policyholder share, by type of issuer was as follows:

----------------------------------------------------------------------------------------------
                                             Amortized                                    Fair
(In millions)                                     Cost    Appreciation  Depreciation     Value
----------------------------------------------------------------------------------------------
Held to Maturity (Carried at Amortized Cost)
State and local government bonds                $   56          $   12         $   -   $    68
Foreign government bonds                            25               2             -        27
Corporate securities                             8,495           1,106           (13)    9,588
Asset-backed securities                          1,374             107            (6)    1,475
----------------------------------------------------------------------------------------------
Total                                           $9,950          $1,227         $ (19)  $11,158
-------------------------------------------------=============================================

Available for Sale (Carried at Fair Value)

Federal government bonds                        $   77          $   10         $   -   $    87
State and local government bonds                    43               4             -        47
Foreign government bonds                           209              12            (2)      219
Corporate securities                             5,244             670           (28)    5,886
Asset-backed securities                          2,614             311           (19)    2,906
----------------------------------------------------------------------------------------------
Total                                           $8,187          $1,007         $ (49)  $ 9,145
-------------------------------------------------=============================================


  At December 31, 1994, contractual fixed maturity investment commitments approximated $226 million. The majority of investment commitments are for the purchase of investment grade fixed maturities, bearing interest at a fixed market rate, and require no collateral. These commitments are diversified by issuer and maturity date, and it is estimated that the full amount will be disbursed in 1995, with the majority occurring within the first three months.


  B) SHORT-TERM INVESTMENTS: As of December 31, 1994 and 1993, short-term investments include debt securities, principally corporate securities of $139 million and $36 million, respectively; federal government securities of $3 million and $53 million, respectively; and foreign government securities of $1 million and $7 million as of December 31, 1994 and 1993 respectively.


  C) MORTGAGE LOANS AND REAL ESTATE: The Company's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related properties and generally approximate 80% of the property's value at the time the original loan is made.

  At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:


----------------------------------------------------------------------------------------------
(In millions)                                                     1994                    1993
----------------------------------------------------------------------------------------------
Mortgage Loans                                                 $ 8,975                 $ 8,854
                                                                 -----                   -----
Real estate:
   Held for sale                                                   760                     807
   Held for production of income                                   682                     677
                                                                ------                  ------
 Total real estate                                               1,442                   1,484
----------------------------------------------------------------------------------------------
Total                                                          $10,417                 $10,338
-----------------------------------------------------------------=============================

  Valuation reserves for mortgage loans, including policyholder share, were $115 million and $160 million as of December 31, 1994 and 1993, respectively. Valuation reserves and cumulative write-downs related to real estate, including policyholder share, were $294 million and $321 million as of December 31, 1994 and 1993, respectively.

  During 1994, 1993 and 1992, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which totaled $127 million, $458 million and $411 million, respectively.

  At December 31, mortgage loans and real estate investments comprised the following property types and geographic regions:


----------------------------------------------------------------------------------------------
(In millions)                                                     1994                    1993
----------------------------------------------------------------------------------------------
Property type:
   Office buildings                                            $ 4,092                 $ 4,252
   Retail facilities                                             3,867                   3,650
   Hotels                                                          819                     876
   Apartment buildings                                             997                     905
   Other                                                           642                     655
----------------------------------------------------------------------------------------------
Total                                                          $10,417                 $10,338
----------------------------------------------------------------==============================
Geographic region:
   Central                                                     $ 3,664                 $ 3,513
   Pacific                                                       2,558                   2,675
   Middle Atlantic                                               1,652                   1,654
   South Atlantic                                                1,585                   1,557
   New England                                                     958                     939
----------------------------------------------------------------------------------------------
Total                                                          $10,417                 $10,338
----------------------------------------------------------------==============================

  At December 31, 1994, scheduled mortgage loan maturities were as follows:
1995 - $752 million; 1996 - $1.0 billion; 1997 - $1.1 billion; 1998 - $743 million; 1999 - $1.2 billion, and $4.2 billion thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties, and loans may be refinanced. During 1994 and 1993, the Company refinanced approximately $600 million and $800 million, respectively, of its mortgage loans relating to borrowers that were unable to obtain alternative financing.

  At December 31, 1994, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $286 million, all of which were at a fixed market rate of interest. These commitments generally expire within one year, in most cases within three months, and are diversified by property type and geographic region. Included in these commitments is approximately $180 million of commitments to refinance mortgage loans, currently in a separate account, relating to borrowers that are not expected to be able to obtain alternative financing.

  D) NET UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS: Unrealized appreciation and depreciation for investments carried at fair value as of December 31 , 1994 and 1993 were as follows:



----------------------------------------------------------------------------------------------
(In millions)                                                     1994                    1993
----------------------------------------------------------------------------------------------
Unrealized appreciation:
  Fixed maturities                                              $  218                  $1,007
  Equity securities                                                 22                       4
                                                                 -----                   -----
                                                                   240                   1,011
                                                                 -----                   -----
Unrealized depreciation:
  Fixed maturities                                                (465)                    (49)
  Equity securities                                                (12)                     (5)
                                                                 -----                   -----
                                                                  (477)                    (54)
                                                                 -----                   -----

Less:  Policyholder net unrealized appreciation (depreciation)    (141)                    298
                                                                 -----                   -----
Shareholder net unrealized appreciation (depreciation)             (96)                    659
Less:  Deferred income tax expenses (benefits)                      30                     231
----------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation)                      $  (66)                 $  428
-----------------------------------------------------------------=============================


  Net unrealized appreciation (depreciation) on investments that are carried at fair value is included as a separate component of Shareholders' Equity, net of policyholder share and deferred income taxes. The increase (decrease) in net unrealized appreciation/depreciation was ($494) million, $423 million and ($3) million for the years ended December 31, 1994, 1993 and 1992, respectively, including ($446) million and $443 million for fixed maturities that are carried at fair value for the years ended December 31, 1994 and 1993.

  The net unrealized appreciation on fixed maturities that are carried at amortized cost is not recorded in the financial statements. The increase (decrease) in such net unrealized appreciation was ($1,194) million, ($129) million, and $115 million in 1994, 1993 and 1992, respectively.

  E) NON-INCOME PRODUCING INVESTMENTS: At December 31, the carrying values of investments that were non-income producing during the preceding 12 months, including policyholder share, were as follows:


----------------------------------------------------------------------------------------------
(In millions)                                                     1994                    1993
----------------------------------------------------------------------------------------------
Fixed maturities                                                  $ 71                    $ 83
Mortgage loans                                                      81                      84
Real estate                                                        280                     270
Other long-term investments                                         32                       -
----------------------------------------------------------------------------------------------
Total                                                             $464                    $437
-------------------------------------------------------------------===========================

  F) DERIVATIVE FINANCIAL INSTRUMENTS: The Company's investment strategy is to manage investment assets to reflect the underlying characteristics of related insurance and contractholder liabilities such as liquidity, currency, yield and duration, which vary among the Company's principal product lines. In connection with this investment strategy, the Company uses derivative instruments through hedging applications to manage market risk.

  Generally, the Company uses interest rate swap contracts to create, when combined with cash flows from variable rate bonds, fixed rate cash flows that meet its portfolio investment strategy. Currency swaps are used to match the currency of individual investments to that of the associated liabilities. Interest rate futures are used to temporarily hedge against changes in market values of bonds and mortgage loans to be purchased or sold, and stock index futures may be used to hedge the temporary cash position of equity accounts. Interest rate futures also are used to hedge interest rate risk associated with withdrawals by contractholders over a scheduled time period.

  Cash requirements arise as a result of the Company's derivative activities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. Under futures contracts, initial margin requirements are settled with cash or other instruments and changes in the contract values are settled in cash daily with the exchange on which the instrument is traded. Under currency swaps, the parties generally exchange a principal amount in the two relevant currencies, agreeing to re-exchange principal amounts at a specified future date using an agreed-upon exchange rate, and agreeing to periodically exchange amounts equal to interest payments using the agreed-upon exchange rate.

  Because the Company's use of derivatives is limited to hedging applications, changes in the market value of the derivatives are substantially offset by changes in the market value of the hedged assets or underlying liabilities, minimizing market risk. The Company routinely monitors, by individual counterparty, exposure to credit risk associated with swap contracts. Futures contracts are exchange-traded and, therefore, credit risk is limited since the exchange assumes the obligations. The Company manages legal risks by following industry standardized documentation procedures, by monitoring legal developments and, consistent with its credit exposure policies, by limiting risks associated with counterparty failure by diversifying the swaps portfolio among approved dealers of high credit quality.


  Changes in the market value of futures contracts that qualify as hedges are deferred and recorded as adjustments to the carrying value of the related bond or mortgage loan. Deferred gains and losses are amortized into net investment income over the life of the investments purchased or recognized in full as realized investment gains and losses in the event that the investment or futures contract is sold prior to maturity. Futures contracts totaled $142 million and $129 million as of December 31, 1994 and 1993, respectively, and were accounted for as hedges. At December 31, 1994, gains and losses on futures contracts deferred in anticipation of investment purchases were $1 million and $3 million, respectively.


  Net interest received or paid on an interest rate swap contract is recognized currently as an adjustment to net investment income. Underlying notional principal amounts associated with interest rate swap contracts outstanding were $596 million and $542 million at December 31, 1994 and 1993, respectively.


  The interest payment cash flows received in U.S. dollars from currency swaps related to foreign currency denominated investment securities (primarily Canadian dollars, pound sterling, Swiss francs, New Zealand dollars and Japanese yen) are recognized as net investment income when received. Gains and losses from changes in exchange rates related to foreign currency swaps are recognized in realized investment gains and losses, offset by exchange rate gains and losses on the related investments. Underlying principal amounts associated with currency swap contracts outstanding were $325 million and $248 million at December 31, 1994 and 1993, respectively.

  As of December 31, 1994, the Company's variable rate investments consisted of approximately $810 million of fixed maturities and the Company's fixed rate investments consisted of $18 billion of fixed maturities and $9 billion of mortgage loans. For the year ended December 31, 1994, the average yield on the Company's investments in fixed maturities and mortgage loans was 8.7%. For the year ended December 31, 1994, net investment income on bonds and mortgage loans was increased by $7 million and $1 million, respectively, as a result of recognizing amortization of deferred market value changes in futures contracts. In addition, the increase in net investment income for bonds resulting from interest rate swap contracts was $12 million, $19 million and $17 million for the years ended December 31, 1994, 1993 and 1992, respectively.

  G) OTHER: As of December 31, 1994 and 1993, the Company had no concentration of investments in a single investee exceeding 10% of Shareholder's Equity.


NOTE 3 - INVESTMENT INCOME AND GAINS AND LOSSES

  A) NET INVESTMENT INCOME: The components of net investment income, including policyholder share, for the year ended December 31 were as follows:



----------------------------------------------------------------------------------------------
(In millions)                                                    1994        1993        1992
----------------------------------------------------------------------------------------------
Fixed maturities                                                $1,596      $1,547      $1,511
Mortgage loans                                                     776         892         931
Equity securities                                                   20          16           9
Policy loans                                                       365         253         163
Real estate                                                        291         238         162
Other long-term investments                                         23          20          11
Short-term investments                                               8          18          34
                                                                 -----       -----       -----
                                                                 3,079       2,984       2,821
Less investment expenses                                           274         242         172
----------------------------------------------------------------------------------------------
Net investment income                                           $2,805      $2,742      $2,649
-----------------------------------------------------------------=============================

  Net investment income attributable to policyholder contracts, which is included in the Company's revenues and is primarily offset by amounts included in Benefits, Losses and Settlement Expenses, was approximately $1.5 billion for 1994 and $1.6 billion for 1993 and 1992. Net investment income for separate accounts, which is not reflected in the Company's revenues, was $693 million, $604 million and $656 million for December 31, 1994, 1993 and 1992, respectively.

  As of December 31, 1994, fixed maturities and mortgage loans on non-accrual status, including policyholder share, were $272 million and $743 million, including restructured investments of $148 million and $543 million, respectively. Amounts on non-accrual status as of December 31, 1993 were $332 million of fixed maturities and $827 million of mortgage loans, including restructurings of $245 million and $689 million, respectively. If interest on these investments had been recognized in accordance with their original terms, net income would have been increased by $14 million, $17 million and $20 million in 1994, 1993 and 1992, respectively.

  B) REALIZED INVESTMENT GAINS AND LOSSES: Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:


----------------------------------------------------------------------------------------------
(In millions)                                                     1994        1993        1992
----------------------------------------------------------------------------------------------
Realized investment gains (losses):
   Fixed maturities                                             $    4      $   28      $    4
   Mortgage loans                                                    -          (5)        (16)
   Equity securities                                                 2          (5)          4
   Real estate                                                      15         (66)        (13)
   Other                                                             6         (17)          8
                                                                 -----       -----       -----
                                                                    27         (65)        (13)
Income tax expenses (benefits)                                      12         (16)        (31)
-----------------------------------------------------------------------------------------------
Net realized investment gains (losses)                          $   15      $  (49)     $   18
-----------------------------------------------------------------=============================

  Impairments in the value of investments, net of recoveries, that are included in realized investment gains and losses were $33 million, $55 million and $38 million in 1994, 1993 and 1992, respectively.

  Realized investment gains (losses) for separate accounts, which are not reflected in the Company's revenues, were ($51) million, $612 million and $243 million for the years ended December 31, 1994, 1993 and 1992, respectively. Realized investment (losses) attributable to policyholder contracts, which also are not reflected in the Company's revenues, were, ($5) million and ($103)
million for the years ended December 31, 1993 and 1992, respectively.   Net
realized investment gains (losses) attributable to policyholder contracts were zero for the year ended December 31, 1994.

  During 1994, proceeds from sales of available-for-sale fixed maturities and equities, including policyholder share, were $1.4 billion. Such sales resulted in gross realized gains and gross realized losses of $73 million and $70 million, respectively. During 1994, the Company also sold $14 million of held to maturity fixed maturities, including policyholder share, resulting in gross proceeds of $12 million and a pre-tax realized loss of $2 million. In addition, $82 million of fixed maturities classified as held to maturity, including policyholder share, were transferred to the available-for-sale category at fair value, which was not significantly different from the carrying value. The sales of fixed maturities classified as held to maturity and the transfer of such securities to the available-for-sale category were the result of significant credit deterioration of the issuers of the affected investments.

  Prior to adoption of SFAS No. 115, proceeds from voluntary sales of investments in fixed maturities, including policyholder share, were $599 million and $595 million in 1993 and 1992, respectively. Such sales resulted in gross realized gains and gross realized (losses), including policyholder share, of $36 million and ($3) million in 1993, compared with $36 million and
($14) million in 1992.   These amounts exclude the effects of sales of fixed
maturities that, prior to the implementation of SFAS No. 115, were classified as short-term investments.


NOTE 4 - SHAREHOLDER'S EQUITY AND DIVIDEND RESTRICTIONS

  The Connecticut Insurance Department (the Department) recognizes as net income and surplus (shareholder's equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles. As of December 31, 1994, there were no material permitted accounting practices utilized by the Company.


  Capital stock of the Company at December 31, 1994 and 1993 consisted of 5,978,322 shares of common stock authorized, issued and outstanding (par value $5.00).


  Statutory surplus was $2.0 billion at both December 31, 1994 and 1993. The Connecticut Insurance Holding Company Act limits the maximum amount of annual dividends or other distributions available to shareholders of Connecticut insurance companies without prior approval of the Insurance Commissioner. Under current law, the maximum dividend distribution which may be made by the Company during 1995 without prior approval is $429 million.


NOTE 5 - INCOME TAXES

  In accordance with SFAS No. 109, the Company adopted the liability method of accounting for income taxes as discussed in Note 1.


  As of December 31, 1994 and 1993, the net deferred tax asset was $661 million and $434 million, respectively.


  Management believes, based on the Company's earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize the net deferred tax asset. In determining the adequacy of future taxable income, management considered the future reversal of its existing taxable temporary differences and available tax planning strategies that could be implemented, if necessary.


  In accordance with the Life Insurance Company Income Tax Act of 1959, a portion of the Company's statutory income was not subject to current income taxation but was accumulated in an account designated Policyholders' Surplus Account. Under the Tax Reform Act of 1984, no further additions may be made to the Policyholders' Surplus Account for tax years ending after December 31, 1983. The balance in the account of approximately $450 million at December 31, 1994 would result in a tax liability of $158 million (at a 35% rate), only if distributed to the shareholders or if the account balance exceeded a prescribed
maximum.   No income taxes have been provided on this amount because, in management's opinion, the likelihood that these conditions will be met is remote.


  CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS), and provisions are made in the financial statements in anticipation of the results of these audits. CIGNA resolved all issues relative to the Company arising out of audits for 1982 through 1990 which resulted in an increase to net income of $2 million, $3 million and $121 million for 1994, 1993 and 1992, respectively.

  In management's opinion, adequate tax liabilities have been established for all years.

  The tax effect of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 were as follows:


----------------------------------------------------------------------------------------------
(In millions)                                                                 1994        1993
----------------------------------------------------------------------------------------------
Deferred tax assets:
  Insurance and contractholder liabilities                                    $337        $410
  Employee and retiree benefit plans                                           175         166
  Investments, net                                                             220         152
  Unrealized depreciation on investments                                        30           -
  Other                                                                         71         123
                                                                               ---         ---
  Total deferred tax assets                                                    833         851
                                                                               ---         ---
Deferred tax liabilities:
  Policy acquisition expenses                                                   60          68
  Depreciation                                                                 102         105
  Unrealized appreciation on investments                                         -         235
  Other                                                                         10           9
                                                                               ---         ---
  Total deferred tax liabilities                                               172         417
----------------------------------------------------------------------------------------------
Deferred income taxes, net                                                    $661        $434
-------------------------------------------------------------------------------===============

  As a result of the Omnibus Budget Reconciliation Act of 1993 (OBRA), the federal corporate income tax rate increased by one percent to 35% retroactive to January 1, 1993. Deferred income tax benefits for 1993 included $13 million related to an increase in the Company's net deferred tax asset as of January 1, 1993, due to the effect of the tax rate increase.

  Total income tax expense was less than the amount computed using the nominal federal income tax rate for the following reasons:

-----------------------------------------------------------------------------------------------
(In millions)                                                      1994       1993        1992
-----------------------------------------------------------------------------------------------
Tax expense at nominal rate (35% for 1994 and 1993,
   34% for 1992)                                                   $271       $261       $ 199
Tax-exempt interest income                                           (7)        (6)         (5)
Dividends received deduction                                         (3)        (4)         (5)
Amortization of goodwill                                              4          5           5
Resolved federal tax audit issues                                    (2)        (3)       (121)
Increase in deferred tax asset for tax rate change                    -        (13)          -
Other, net                                                            2         (4)         (3)
----------------------------------------------------------------------------------------------
Total income tax expense                                          $265        $236       $  70
-------------------------------------------------------------------===========================

  Temporary and other differences which resulted in the deferred tax expense (benefit) for the year ended December 31 were as follows:

-----------------------------------------------------------------------------------------------
(In millions)                                                     1994        1993        1992
-----------------------------------------------------------------------------------------------
Insurance and contractholder liabilities                          $ 93       $ (80)       $(31)
Policy acquisition expenses                                         (8)        (39)        (11)
Investments, net                                                   (19)        (36)         (3)
Employee and retiree benefit plans                                  (9)        (16)         (3)
Realized investment gains/losses                                   (20)        (24)        (18)
Other                                                                8          (2)          5
----------------------------------------------------------------------------------------------
Deferred taxes (benefits)                                         $ 45       $(197)       $(61)
-------------------------------------------------------------------============================

NOTE 6 - PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS PLANS

  A) PENSION PLANS: The Company provides retirement benefits to eligible employees and agents. These benefits are provided through a single integrated plan (the Plan) sponsored by CIGNA covering most domestic employees and by several separate pension plans for various subsidiaries, agents and foreign employees.

  The Plan is a non-contributory, defined benefit, trusteed plan available to eligible domestic employees. Benefits are based on employees' years of service and compensation during the highest three or, if service commenced after December 31, 1988, five consecutive years of employment, offset by a portion of the Social Security benefit for which they are eligible. CIGNA funds at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Allocated pension cost for the Company was $31 million, $27 million and $24 million in 1994, 1993 and 1992, respectively.

  The Plan, and several separate pension plans for various subsidiaries and agents, had deposits with the Company totalling approximately $1.7 billion and $1.6 billion at December 31, 1994 and 1993, respectively.

  B) OTHER POSTRETIREMENT BENEFITS PLANS: In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans sponsored by CIGNA. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. As of January 1, 1992, the health care benefit plans required nominal contributions by retirees. In August 1992, CIGNA amended its plans effective January 1, 1993, whereby CIGNA's contributions for health care benefits will depend upon a retiree's date of retirement, age and years of service. In addition, the plan amendments increased the level of other cost-sharing features, such as deductibles and coinsurance. Under the terms of the benefit plans, benefit provisions and cost-sharing features can continue to be adjusted. In general, retiree health care benefits are not funded and are paid as covered expenses are incurred. Retiree life insurance benefits are paid from plan assets or as covered expenses are incurred.

  Effective January 1, 1992, the Company adopted SFAS No. 106 for all of its postretirement benefit plans (See Note 1). Under SFAS No. 106, an employer's postretirement benefit liability is primarily measured by determining the present value of the projected future costs of health benefits based on an estimate of health care cost trend rates. Expense for postretirement benefits other than pensions allocated to the Company totalled $28 million for 1994, $15 million for 1993 and $23 million for 1992. The other postretirement benefit liability included in Accounts Payable, Accrued Expenses and Other Liabilities as of December 31, 1994 and 1993 was $422 million and $415 million, including net intercompany payables of $29 million and $32 million, respectively for services provided by affiliates' employees.

  C) OTHER POSTEMPLOYMENT BENEFITS: The Company provides certain salary continuation (severance and disability), health care and life insurance benefits to inactive and former employees, spouses and other eligible dependents through various employee benefit plans sponsored by CIGNA. Those plans are unfunded and noncontributory, except for the life insurance and health care plans.

  Although severance benefits accumulate with additional service, the Company recognizes severance expense when severance is probable and the costs can be reasonably estimated. Postemployment benefits other than severance generally do not vest or accumulate; therefore, the estimated cost of benefits is accrued when determined to be probable and estimable, generally upon disability or termination. See Note 1 for additional information regarding implementation of SFAS No. 112.

  D) CAPITAL ACCUMULATION PLANS: CIGNA sponsors various capital accumulation plans in which employee contributions on a before-tax basis (401(k)) are supplemented by CIGNA matching contributions. Contributions are invested, at the election of the employee, in one or more of the following investments:
CIGNA common stock fund, several non-CIGNA stock and bond portfolios and a fixed-income fund. The Company's expense for such plans totaled $14 million, $13 million and $12 million for December 31, 1994, 1993 and 1992, respectively.



NOTE 7 - LEASES AND RENTALS

  Rental expenses for operating leases, principally with respect to buildings, amounted to $62 million, $66 million and $65 million in 1994, 1993 and 1992, respectively.

  As of December 31, 1994, future net minimum rental payments under non-cancelable operating leases were $151 million, payable as follows: 1995 - $48 million; 1996 -$43 million; 1997 - $27 million; 1998 - $14 million; 1999
-$10 million; and $9 million thereafter.

NOTE 8 - REINSURANCE

  In the normal course of business, the Company enters into agreements, primarily relating to short-duration contracts, to assume and cede reinsurance with other insurance companies. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of liability. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristic of its reinsurers. Failure of reinsurers to indemnify the Company, as a result of reinsurer insolvencies or disputes, could result in losses. As of December 31, 1994 and 1993 there were no allowances for uncollectible amounts. While future charges for unrecoverable reinsurance may materially affect results of operations in future periods, such amounts are not expected to have a material adverse effect on the Company's liquidity or financial condition.

  The effects of reinsurance on net earned premiums and fees for the year ended December 31 were as follows:

----------------------------------------------------------------------------------------------
(In millions)                                                     1994        1993        1992
----------------------------------------------------------------------------------------------
SHORT-DURATION CONTRACTS
Premiums and Fees:
  Direct                                                        $3,419      $2,666      $2,461
  Assumed                                                          716       1,248       1,320
  Ceded                                                           (291)       (329)       (197)
----------------------------------------------------------------------------------------------
Net earned premiums and fees                                    $3,844      $3,585      $3,584
-----------------------------------------------------------------=============================


----------------------------------------------------------------------------------------------
(In millions)                                                     1994        1993        1992
----------------------------------------------------------------------------------------------
LONG-DURATION CONTRACTS
Premiums and Fees:
  Direct                                                        $1,068      $1,023      $  827
  Assumed                                                          126         166         204
  Ceded                                                            (78)        (70)        (74)
----------------------------------------------------------------------------------------------
Net earned premiums and fees                                    $1,116      $1,119      $  957
-----------------------------------------------------------------=============================


  The effects of reinsurance on written premiums and fees were not materially different from the amounts shown above. Benefits, losses and settlement expenses for 1994, 1993 and 1992 were net of reinsurance recoveries of $149 million, $119 million and $124 million, respectively.



NOTE 9 - CONTINGENCIES

  A) FINANCIAL GUARANTEES: The Company is contingently liable for financial guarantees provided in the ordinary course of business on the repayment of principal and interest on certain industrial revenue bonds. The contractual amounts of financial guarantees reflect the Company's maximum exposure to credit loss in the event of nonperformance. To limit the Company's exposure in the event of default of any guaranteed obligation, various programs are in place to ascertain the creditworthiness of guaranteed parties and to monitor this status on a periodic basis. Risk is further reduced through reinsurance and, in certain programs, use of letters of credit and other types of security.

  The industrial revenue bonds guaranteed directly by the Company have remaining maturities of up to 21 years. The guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. The principal amount of the bonds guaranteed by the Company at December 31, 1994 and 1993 was $296 million and $323 million, respectively. Revenues in connection with industrial revenue bond guarantees are derived principally from equity participations in the related projects and are included in Net Investment Income as earned. Loss reserves for financial guarantees are established when a default has occurred or when the Company believes that a loss has been incurred. During 1994 and 1992, losses for industrial revenue bonds were $1 million, and $4 million, respectively. There were no such losses in 1993.

  Prior to 1993, the Company had an arrangement with CIGNA Property and Casualty Insurance Company (CIGNA P&C), an affiliate, whereby the Company guaranteed the performance of certain investments purchased to support a group accident and health reinsurance agreement between the companies. (See Note 11 for additional information.) In accordance with 1993 amendments to the reinsurance treaties, the Company and CIGNA P&C mutually agreed to terminate this arrangement. The principal amount of such investments guaranteed by the Company was $150 million as of December 31, 1992. A loss of $2 million related to this guarantee was reported by the Company in 1992.

  The Company also guarantees a minimum level of benefits for certain separate account contracts and, in the event that separate account assets are insufficient to fund minimum policy benefits, the Company is obligated to fund the difference. As of December 31, 1994 and 1993, the amount of minimum benefit guarantees for separate account contracts was $4.8 billion and $4.9 billion, respectively. Reserves in addition to the separate account liabilities are established when the Company believes a payment will be required under one of these guarantees. As of December 31, 1994 and 1993, reserves of $6 million were recorded. Guarantee fees are part of the overall management fee charged to separate accounts and are recognized in income as earned.

  Although the ultimate outcome of any loss contingencies arising from the Company's financial guarantees may adversely affect results of operations in future periods, they are not expected to have a material adverse effect on the Company's liquidity or financial condition.

  B) REGULATORY AND INDUSTRY DEVELOPMENTS: The Company's businesses are subject to a changing social, economic, legal, legislative and regulatory environment which could adversely affect them. Some of the changes include initiatives to: restrict insurance pricing and the application of underwriting standards; reform health care; restrict investment practices; and expand regulation.

  Proposals on national health care reform were under consideration in 1994 which could have significantly changed the way health care is financed and delivered in the United States. Congress recessed in 1994 without enacting health care reform. New legislation could be introduced in Congress in 1995; however, comprehensive national reform is not likely to be proposed in 1995. Instead, the Company expects federal and state proposals seeking modest insurance reform and limitations on the formation and operation of efficient health care networks. Due to uncertainties associated with the timing and content of any health care legislation, the effect on the Company's future results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

    The National Association of Insurance Commissioners (NAIC) has developed model solvency-related guidelines ("risk-based capital" rules) to strengthen solvency regulation of insurance companies. Depending on the ratio of the insurer's surplus to its risk-based capital, the insurer could be subject to various regulatory actions ranging from increased scrutiny to conservatorship. As of December 31, 1994, the Company was adequately capitalized under the risk-based capital rules.


    Also, the NAIC is addressing a proposal that would limit the types and amounts of investments held. The Company does not expect such guidelines to have a material adverse effect on its future results of operations, liquidity, or financial condition.


  Unfavorable economic conditions have contributed to an increase in the number of insurance companies that are impaired or insolvent. This is expected to result in an increase in mandatory assessments by state guaranty funds of, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. Assessments against the Company were $12 million, $10 million and $7 million for 1994, 1993 and 1992, respectively, before giving effect to future premium tax recoveries. Although future assessments and payments may adversely affect results of operations in future periods, such amounts are not expected to have a material adverse effect on the Company's liquidity or financial condition.

  The eventual effect on the Company of the changing environment in which it operates remains uncertain.

  C) LITIGATION: The Company is routinely engaged in litigation incidental to its business, including litigation associated with syndicated investment products. While the outcome of all litigation involving CIGNA, including insurance-related litigation, cannot be determined, litigation is not expected to result in losses that differ from recorded reserves by amounts that would be material to results of operations, liquidity or financial condition.


NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

  Financial instruments that are subject to fair value disclosure requirements (insurance contracts, real estate, goodwill and taxes are excluded) are carried in the financial statements at amounts that approximate fair values, unless otherwise indicated in the table below. The fair values used for financial instruments are estimates that in many cases may differ significantly from the amounts that could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments with comparable terms and credit quality. The fair value of liabilities for contractholder deposit funds was estimated using the amount payable on demand and, for those not payable on demand, discounted cash flow analyses.

  The following table presents carrying amounts and estimated fair values as of December 31 for the Company's financial instruments that are not carried in the financial statements at amounts approximating fair value.

                                                            1994                    1993
-------------------------------------------------------------------------------------------------
                                                  Carrying         Fair     Carrying         Fair
(In millions)                                       Amount        Value       Amount        Value
-------------------------------------------------------------------------------------------------
Fixed maturities-held to maturity                  $10,061      $10,075       $9,950      $11,158
Mortgage loans                                     $ 8,975      $ 8,610       $8,854      $ 9,053
Contractholder deposit funds-
  non-insurance products                           $18,561      $18,512      $19,042      $20,249
=================================================================================================

  For additional information on fair values of fixed maturities, see Note 2(A). Fair values of off-balance-sheet financial instruments as of December 31, 1994 and 1993 were not material.


NOTE 11 - RELATED PARTY TRANSACTIONS


  The Company has ceded group accident and health business under an experience-rated stop loss agreement to CIGNA P&C. Reinsurance recoverables from CIGNA P&C were $1.3 billion and $1.5 billion at December 31, 1994 and 1993, respectively. During 1993 and 1992, the Company earned experience-rated refunds from CIGNA P&C, net of premiums ceded, of $63 million, and $25 million, respectively. Effective January 1, 1995 reinsurance arrangement was terminated. Effective with this termination, reserves of approximately $312 million, primarily related to long-term disability business, were recaptured, with CIGNA P&C assuming responsibility for runout claims on the remaining reserves. Assets, principally mortgages, with a fair market value equal to reserves were received as part of the recapture.


  The Company has assumed the settlement annuity and group pension business written by Life Insurance Company of North America (LINA), an affiliate. Reserves held by the Company with respect to this business were $1.8 billion at December 31, 1994 and 1993.

  The Company cedes all long-term disability business to LINA. Reinsurance recoverables from LINA at December 31, 1994 and 1993 were $921 million and $911 million, respectively.

  The Company had lines of credit available from affiliates totaling $600 million at both December 31, 1994 and 1993. All borrowings are payable upon demand with interest rates equivalent to CIGNA's average monthly short-term borrowing rate plus 1/4 of 1%. Interest expense was $1 million for 1994 and $3 million for 1993 and 1992. As of December 31, 1994 and 1993, there were no borrowings outstanding under such lines.

  The Company extended lines of credit to affiliates totalling $600 million at December 31, 1994 and 1993. All loans are payable upon demand with interest rates equivalent to CIGNA's average monthly short-term borrowing rate. As of December 31, 1994 and 1993, the Company had $1.5 million and $2.5 million, respectively, in outstanding loans to affiliates under such lines.


  The Company, together with other CIGNA subsidiaries, has entered into a pooling arrangement known as the CIGNA Corporate Liquidity Account (the Account) for the purpose of maximizing earnings on funds available for short-term investments. As of December 31, 1994 and 1993, the Company had a balance in the Account of $259 million and $99 million, respectively.


  CIGNA allocates to the Company its share of operating expenses incurred at the corporate level. The Company also allocates a portion of its operating expenses to affiliated companies on whose behalf it performs certain administrative services.

ILLUSTRATIONS






The following tables show how cash value and death benefit would change over an extended period of time assuming uniform hypothetical investment performances of 0%, 6%, and 12%. If the actual investment performance were to average 0%, 6%, or 12% but were to vary up and down over the period illustrated, the actual cash values and death benefits would vary from those illustrated in the following tables.



These illustrations assume that, over the period illustrated, there are no policy loans made; no partial surrenders are made; no changes are made in the face amount of coverage; no optional coverages, riders or benefits are purchased; no premium payments are made other than the monthly premiums specified in the illustration; no allocation is made to the Fixed Account; no transfers of cash value between Fund Accounts are made beyond 12 per year; monthly cost of insurance charges are as illustrated during each policy year; and the illustrations are based on the specified face amount, age, and premium payments.



Current value illustrations use rates from Section 79 of the Internal Revenue Code with linear interpolation between central ages, and assume the following charges: i) mortality and expense charges of 0.45% effective annual rate assessed daily on the aggregate cash value invested in the Fund Accounts, ii) premium load of 3.00% applied to each premium payment as it is received, iii) monthly administrative fees of $2.20 per month for the duration of the period illustrated plus $1.05 per month for each month in which the Net Cash Value does not exceed $10,000.



Guaranteed illustrations use rates equal to the maximum rates in the Policy based on 150% of the 1980 CSO Male Mortality Table, and assume the following charges: i) mortality and expense charges of 0.90% effective annual rate assessed daily on the aggregate cash value invested in the Fund Accounts, ii) premium load of 5.00% applied to each premium payment as it is received, iii) monthly administrative fees of $5.00 per month for the duration of the period illustrated plus $1.00 per month for each month in which the Net Cash Value does not exceed $10,000.



The second column of the tables shows the amount which would accumulate if an amount equal to each premium payment illustrated were invested, and earned interest, after taxes, at 5% per year compounded annually.



Illustrated values and benefits take into account investment management fees and other expenses of the underlying funds. These investment management fees and other expenses of the underlying funds are illustrated at an assumed effective annual rate of 0.80% of the aggregate cash value in the Fund Accounts .



At present, CIGNA Variable Products Group has agreed to limit total expenses for the investment management fees plus other expenses for the Money Market Fund to 0.70% effective annual charge and for the S&P 500 Index Fund to 0.60% effective annual charge. Although this agreement may end at any time, CIGNA Variable Products has represented that this cap on expenses will continue until December 31, 1996, and beyond that date, expenses will be as described in the then current prospectus of the Money Market Fund and the S&P 500 Index Fund.



Investment management fees and other expenses may be more or less than the assumed rate used for illustration purposes depending upon the allocations made by the Certificate Owner.



The illustrations assume that no federal, state, or local income tax will be charged to CG Variable Life Insurance Separate Account A.



Taking into account the investment management fees and the other expenses of the funds, as described above, the mortality and expense risk charges, the gross rates of return of 0%, 6%, and 12% correspond to actual rates of return of -1.25%, 4.75%, and 10.75% based on the current charge for mortality and expense risks, and to -1.70%, 4.30%, and 10.30% based on the guaranteed maximum charge for mortality and expense risks.



Upon request, the Company will provide comparable illustrations based upon the age of the requesting insured and illustrating the face amount and premium payment requested by the insured. The Company will provide illustrations based on current charges and costs of insurance as well as illustrations based on maximum certificate charges and costs of insurance.

                    GROUP VARIABLE UNIVERSAL LIFE INSURANCE



ISSUE AGE:  40 YEARS                                        MONTHLY PREMIUM(1): $100
COVERAGE AMOUNT:  $100,000

                              Illustration Assuming Current Charges(2)

Gross Investment Return:       0.00%

End of   Annual Premium                                         Premium
Policy   paid at $100                                           Accumulated
Year     per month            Cash Value(3)     Death Benefit   at 5% per year
----     ---------------      -------------     -------------   --------------

 1           1200                943.36        100,943           1,232.26
 2           1200              1,860.62        101,861           2,526.13
 3           1200              2,752.11        102,752           3,884.69
 4           1200              3,603.86        103,604           5,311.18
 5           1200              4,416.35        104,416           6,809.00
 6           1200              5,190.09        105,190           8,381.71
 7           1200              5,925.55        105,926          10,033.05
 8           1200              6,623.20        106,623          11,766.96
 9           1200              7,266.85        107,267          13,587.57
10           1200              7,857.17        107,857          15,499.21
11           1200              8,394.81        108,395          17,506.42
12           1200              8,880.44        108,880          19,614.00
13           1200              9,314.71        109,315          21,826.96
14           1200              9,679.19        109,679          24,150.57
15           1200              9,974.76        109,975          26,590.35
16           1200             10,212.71        110,213          29,152.13
17           1200             10,385.39        110,385          31,841.99
18           1200             10,491.57        110,492          34,666.35
19           1200             10,496.29        110,496          37,631.92
20           1200             10,400.85        110,401          40,745.78
25           1200              8,060.97        108,061          58,812.09
30           1200                771.51        100,772          81,869.78




IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUND. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CERTIFICATE YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE SEPARATE ACCOUNT OR THE UNDERLYING FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.





[/R]
-------------------
[/R]


     (1)    Premiums are assumed to be paid monthly in arrears.



     (2) Current value illustrations use unismoker rates with monthly cost of insurance as shown, and assume the following charges: i) mortality and expense risk charges of 0.45% effective annual rate assessed daily on the aggregate cash value invested in the Fund Accounts, ii) premium load of 3.00% applied to each premium payment as it is received, iii) monthly administrative fees of $2.20 per month for the duration of the period illustrated plus $1.05 per month for each month in which the Net Cash Value does not exceed $10,000.




     (3) Except for the Surrender Charge, the Cash Surrender Value does not vary from the Cash Value because these illustrations assume that no Policy Loans have been made. The Cash Surrender Value will be $25.00 less than the Cash Value under the Policies for which the Surrender Charge of $25.00 is applied.

                    GROUP VARIABLE UNIVERSAL LIFE INSURANCE



ISSUE AGE:  40 YEARS                                  MONTHLY PREMIUM(4): $100
COVERAGE AMOUNT:  $100,000

                             Illustration Assuming Guaranteed Charges(5)

Gross Investment Return:       0.00  %

End of   Annual Premium                                            Premium
Policy   Paid at $100                                              Accumulated
Year     per month            Cash Value(6)       Death Benefit    at 5% per year
----     ---------------      -------------       -------------    --------------
 1             1200               589.70         100,590            1,232.26
 2             1200             1,128.96         101,129            2,526.13
 3             1200             1,616.25         101,616            3,884.69
 4             1200             2,047.70         102,048            5,311.18
 5             1200             2,420.69         102,421            6,809.00
 6             1200             2,733.83         102,734            8,381.71
 7             1200             2,983.40         102,983           10,033.05
 8             1200             3,166.90         103,167           11,766.96
 9             1200             3,281.89         103,282           13,587.57
10             1200             3,321.21         103,321           15,499.21
11             1200             3,279.02         103,279           17,506.42
12             1200             3,143.62         103,144           19,614.00
13             1200             2,905.89         102,906           21,826.96
14             1200             2,552.13         102,552           24,150.57
15             1200             2,071.22         102,071           26,590.35
16             1200             1,455.81         101,456           29,152.13
17             1200              1698.69         100,699           31,841.99
18                0                 0.00               0           34,666.35
19                0                 0.00               0           37,631.92
20                0                 0.00               0           40,745.78
25                0                 0.00               0           58,812.09
30                0                 0.00               0           81,869.78




IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUND. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CERTIFICATE YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE SEPARATE ACCOUNT OR THE UNDERLYING FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.







-----------------------------------



     (4)    Premiums are assumed to be paid monthly in arrears.



     (5) Guaranteed illustrations use unismoker rates with the illustrated cost of insurance and assume the following charges: i) mortality and expense risk charges of 0.90% effective annual rate assessed daily on the aggregate cash value invested in the Fund Accounts,
            ii) premium load of 5.00% applied to each premium payment as it is received, iii) monthly administrative fees of $5.00 per month for the duration of the period illustrated plus $1.00 per month for each month in which the Net Cash Value does not exceed $10,000.




     (6) Except for the Surrender Charge, the Cash Surrender Value does not vary from the Cash Value because these illustrations assume that no Policy Loans have been made. The Cash Surrender Value will be $25.00 less than the Cash Value under Policies for which the Surrender Charge of $25.00 is applied.

                    GROUP VARIABLE UNIVERSAL LIFE INSURANCE




ISSUE AGE:  40 YEARS                                  MONTHLY PREMIUM(7): $100
COVERAGE AMOUNT:  $100,000

                              Illustration Assuming Current Charges(8)

Gross Investment Return:       6.00 %

End of   Annual Premium                                            Premium
Policy   paid at $100                                              Accumulated
Year     per month            Cash Value(9)      Death Benefit     at 5% per year
----     ---------------      ----------- --     -------------     --------------
 1            1200                974.06         100,974            1,232.26
 2            1200              1,979.63         101,980            2,526.13
 3            1200              3,018.19         103,018            3,884.69
 4            1200              4,076.55         104,077            5,311.18
 5            1200              5,155.64         105,156            6,809.00
 6            1200              6,256.45         106,256            8,381.71
 7            1200              7,380.02         107,380           10,033.05
 8            1200              8,527.42         108,527           11,766.96
 9            1200              9,682.56         109,683           13,587.57
10            1200             10,854.35         110,854           15,499.21
11            1200             12,039.41         112,039           17,506.42
12            1200             13,233.99         113,234           19,614.00
13            1200             14,438.55         114,439           21,826.96
14            1200             15,633.88         115,634           24,150.57
15            1200             16,819.52         116,820           26,590.35
16            1200             17,995.03         117,995           29,152.13
17            1200             19,159.92         119,160           31,841.99
18            1200             20,313.68         120,314           34,666.35
19            1200             21,418.88         121,419           37,631.92
20            1200             22,473.19         122,473           40,745.78
25            1200             26,510.34         126,510           58,812.09
30            1200             25,740.83         125,741           81,869.78




IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUND. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CERTIFICATE YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE SEPARATE ACCOUNT OR THE UNDERLYING FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.







---------------------------------



     (7)    Premiums are assumed to be paid monthly in arrears.



     (8) Current value illustrations use unismoker rates with monthly cost of insurance as shown, and assume the following charges: i) mortality and expense risk charges of 0.45% effective annual rate assessed daily on the aggregate cash value invested in the Fund Accounts, ii) premium load of 3.00% applied to each premium payment as it is received, iii) monthly administrative fees of $2.20 per month for the duration of the period illustrated plus $1.05 per month for each month in which the Net Cash Value does not exceed $10,000.




     (9) Except for the Surrender Charge, the Cash Surrender Value does not vary from the Cash Value because these illustrations assume that no Policy Loans have been made. The Cash Surrender Value will be $25.00 less than the Cash Value under the Policies for which the Surrender Charge of $25.00 is applied.

                    GROUP VARIABLE UNIVERSAL LIFE INSURANCE



issue AGE:  40 YEARS                                  MONTHLY PREMIUM(10): $100
COVERAGE AMOUNT:  $100,000

                            Illustration Assuming Guaranteed Charges(11)

Gross Investment Return:       6.00  %

End of   Annual Premium                                            Premium
Policy   Paid at $100                                              Accumulated
Year     per month            Cash Value(12)     Death Benefit     at 5% per year
----     ---------------      ---------------    -------------     --------------
 1            1200                608.97         100,609            1,232.26
 2            1200              1,202.39         101,202            2,526.13
 3            1200              1,777.12         101,777            3,884.69
 4            1200              2,327.46         102,327            5,311.18
 5            1200              2,848.66         102,849            6,809.00
 6            1200              3,337.03         103,337            8,381.71
 7            1200              3,786.24         103,786           10,033.05
 8            1200              4,190.92         104,191           11,766.96
 9            1200              4,545.47         104,545           13,587.57
10            1200              4,839.15         104,839           15,499.21
11            1200              5,061.96         105,062           17,506.42
12            1200              5,197.37         105,197           19,614.00
13            1200              5,230.55         105,231           21,826.96
14            1200              5,141.16         105,141           24,150.57
15            1200              4,910.41         104,910           26,590.35
16            1200              4,522.40         104,522           29,152.13
17            1200              3,960.56         103,961           31,841.99
18            1200              3,207.58         103,208           34,666.35
19            1200              2,245.42         102,245           37,631.92
20            1200              1,047.91         101,048           40,745.78
25               0                  0.00               0           58,812.09
30               0                  0.00               0           81,869.78




IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUND. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CERTIFICATE YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE SEPARATE ACCOUNT OR THE UNDERLYING FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.







----------------------------------



    (10)    Premiums are assumed to be paid monthly in arrears.



    (11) Guaranteed illustrations use unismoker rates with the illustrated cost of insurance and assume the following charges: i) mortality and expense risk charges of 0.90% effective annual rate assessed daily on the aggregate cash value invested in the Fund Accounts,
            ii) premium load of 5.00% applied to each premium payment as it is received, iii) monthly administrative fees of $5.00 per month for the duration of the period illustrated plus $1.00 per month for each month in which the Net Cash Value does not exceed $10,000.




     (12) Except for the Surrender Charge, the Cash Surrender Value does not vary from the Cash Value because these illustrations assume that no Policy Loans have been made. The Cash Surrender Value will be $25.00 less than the Cash Value under Policies for which the Surrender Charge of $25.00 is applied.

                    GROUP VARIABLE UNIVERSAL LIFE INSURANCE




ISSUE AGE:  40 YEARS                                  MONTHLY PREMIUM(13): $100
COVERAGE AMOUNT:  $100,000

                               Illustration Assuming Current Charges(14)

Gross Investment Return:       12.00 %

End of   Annual Premium                                            Premium
Policy   paid at $100                                              Accumulated
Year     per month            Cash Value(15)     Death Benefit     at 5% per year
----     ---------------      ----------------   -------------     --------------
 1             1200             1,004.24         101,004            1,232.26
 2             1200             2,101.22         102,101            2,526.13
 3             1200             3,300.89         103,301            3,884.69
 4             1200             4,599.08         104,599            5,311.18
 5             1200             6,006.37         106,006            6,809.00
 6             1200             7,534.50         107,534            8,381.71
 7             1200             9,196.44         109,196           10,033.05
 8             1200            11,013.09         111,013           11,766.96
 9             1200            12,983.64         112,984           13,587.57
10             1200            15,117.82         115,118           15,499.21
11             1200            17,433.20         117,433           17,506.42
12             1200            19,949.28         119,949           19,614.00
13             1200            22,687.62         122,688           21,826.96
14             1200            25,651.81         125,652           24,150.57
15             1200            28,866.15         128,866           26,590.35
16             1200            32,357.51         132,358           29,152.13
17             1200            36,155.67         136,156           31,841.99
18             1200            40,293.62         140,294           34,666.35
19             1200            44,769.83         144,770           37,631.92
20             1200            49,620.65         149,621           40,745.78
25             1200            80,662.94         180,663           58,812.09
30             1200           125,622.07         225,622           81,869.78




IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUND. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CERTIFICATE YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE SEPARATE ACCOUNT OR THE UNDERLYING FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.







----------------------------------



    (13)    Premiums are assumed to be paid monthly in arrears.



    (14) Current value illustrations use unismoker rates with monthly cost of insurance as shown, and assume the following charges: i) mortality and expense risk charges of 0.45% effective annual rate assessed daily on the aggregate cash value invested in the Fund Accounts, ii) premium load of 3.00% applied to each premium payment as it is received, iii) monthly administrative fees of $2.20 per month for the duration of the period illustrated plus $1.05 per month for each month in which the Net Cash Value does not exceed $10,000.




     (15) Except for the Surrender Charge, the Cash Surrender Value does not vary from the Cash Value because these illustrations assume that no Policy Loans have been made. The Cash Surrender Value will be $25.00 less than the Cash Value under the Policies for which the Surrender Charge of $25.00 is applied.

                    GROUP VARIABLE UNIVERSAL LIFE INSURANCE



ISSUE AGE:  40 YEARS                                  MONTHLY PREMIUM(16): $100
COVERAGE AMOUNT:  $100,000

                             Illustration Assuming Guaranteed Charges(17)

Gross Investment Return:       12.00  %

End of   Annual Premium                                            Premium
Policy   Paid at $100                                              Accumulated
Year     per month            Cash Value(18)     Death Benefit     at 5% per year
----     ---------            ---------------    -------------     --------------
 1           1200                627.91          100,628            1,232.26
 2           1200              1,277.45          101,277            2,526.13
 3           1200              1,948.32          101,948            3,884.69
 4           1200              2,637.66          102,638            5,311.18
 5           1200              3,343.56          103,344            6,809.00
 6           1200              4,065.19          104,065            8,381.71
 7           1200              4,799.13          104,799           10,033.05
 8           1200              5,542.83          105,543           11,766.96
 9           1200              6,293.51          106,294           13,587.57
10           1200              7,043.01          107,043           15,499.21
11           1200              7,783.64          107,784           17,506.42
12           1200              8,500.53          108,501           19,614.00
13           1200              9,179.87          109,180           21,826.96
14           1200              9,801.31          109,801           24,150.57
15           1200             10,352.21          110,352           26,590.35
16           1200             10,813.36          110,813           29,152.13
17           1200             11,159.98          111,160           31,841.99
18           1200             11,370.12          111,370           34,666.35
19           1200             11,419.61          111,420           37,631.92
20           1200             11,274.18          111,274           40,745.78
25           1200              5,727.48          105,727           58,812.09
30              0                  0.00                0           81,869.78




IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUND. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CERTIFICATE YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE SEPARATE ACCOUNT OR THE UNDERLYING FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.







-------------------



    (16)    Premiums are assumed to be paid monthly in arrears.



    (17) Guaranteed illustrations use unismoker rates with the illustrated cost of insurance and assume the following charges: i) mortality and expense risk charges of 0.90% effective annual rate assessed daily on the aggregate cash value invested in the Fund Accounts,
            ii) premium load of 5.00% applied to each premium payment as it is received, iii) monthly administrative fees of $5.00 per month for the duration of the period illustrated plus $1.00 per month for each month in which the Net Cash Value does not exceed $10,000.




     (18) Except for the Surrender Charge, the Cash Surrender Value does not vary from the Cash Value because these illustrations assume that no Policy Loans have been made. The Cash Surrender Value will be $25.00 less than the Cash Value under Policies for which the Surrender Charge of $25.00 is applied.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant, CG Variable Life Insurance Separate Account A, has duly caused this amendment to a registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Philadelphia and Commonwealth of Pennsylvania on the 22nd day of December, 1995.



(SEAL)                              CG VARIABLE LIFE INSURANCE
                                    SEPARATE ACCOUNT A
                                    --------------------------
                                    (Registrant)


(SEAL)                              CONNECTICUT GENERAL LIFE
                                    INSURANCE COMPANY
                                    --------------------------
                                    (Depositor)


                                    By: /S/ JEROLD H. ROSENBLUM
                                        -----------------------


Attest:
        ---------------------

        ---------------------
         (Title)

Pursuant to the requirements of the Securities Act of 1933, this amendment to a registration statement has been signed below by the following persons in the capacities and on the date indicated.



      SIGNATURE AND TITLE                                   DATE
      -------------------                                   ----
/s/ THOMAS C. JONES*                            )
------------------------------                  )
Thomas C. Jones                                 )
President (Principal Executive Officer)         )
                                                )
                                                )
/s/ JAMES T. KOHAN*                             )
------------------------------                  )
James T. Kohan                                  )
Vice President and Actuary                      )
(Principal Financial Officer)                   )
                                                )
                                                )
/s/ ROBERT MOOSE*                               )
------------------------------                  )
Robert Moose                                    )
Vice President Principal Accounting Officer)    )
                                                )
                                                )
/s/ HAROLD W. ALBERT*                           )
------------------------------                  )
Harold W. Albert, Director                      )
                                                )
                                                )
/s/ S. TYRONE ALEXANDER*                        )
------------------------------                  )
S. Tyrone Alexander, Director                   )
                                                )
                                                )
/s/ MARTIN A. BRENNAN*                          )
------------------------------                  )
Martin A. Brennan, Director                     )
                                                )
                                                )
/s/ ROBERT W. BURGESS*                          ) December 22, 1995
------------------------------                  )
Robert W. Burgess, Director                     )
                                                )
                                                )
/s/ JOHN G. DAY*                                )
------------------------------                  )
John G. Day, Director                           )
                                                )
                                                )
/s/ R. CHRIS DOERR*                             )
------------------------------                  )
R. Chris Doerr, Director                        )
                                                )
                                                )
/s/ LAWRENCE P. ENGLISH*                        )
------------------------------                  )
Lawrence P. English, Director                   )
                                                )
                                                )
/s/ JOSEPH M. FITZGERALD*                       )
------------------------------                  )
Joseph M. Fitzgerald, Director                  )
                                                )
                                                )

                                                )
/s/ ARTHUR C. REEDS, III*                       )
------------------------------                  )
Arthur C. Reeds, III, Director                  )
                                                )
                                                )
/s/ PATRICIA L. ROWLAND*                        )
------------------------------                  )
Patricia L. Rowland, Director                   )
                                                )
                                                )
/s/ W. ALLEN SCHAFFER, M.D.*                    )
------------------------------                  )
W. Allen Schaffer, M.D., Director               )
                                                )

*BY:  /s/ JEROLD H. ROSENBLUM
      ------------------------
       Jerold H. Rosenblum
       Attorney-in-Fact

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING


The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

Connecticut Law: Except where an applicable insurance policy is procured, Connecticut General Statutes ("C.G.S.") Section 33-320a is the sole source of indemnification rights for directors and officers of Connecticut corporations and for persons who may be deemed to be controlling persons by reason of their status as a shareholder, director, officer, employee or agent of a Connecticut corporation. Under C.G.S. Section 33-320a, a corporation shall indemnify any director or officer who was or is a party, or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as "proceeding") by virtue of the fact that he or the person whose legal representative he is: (i) is or was a director or officer of the corporation;
(ii) while a director or an officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise (hereinafter referred to as "enterprise"), other than an employee benefit plan or trust; or (iii) while a director or an officer of the corporation, is or was a director or officer serving at the request of the corporation as a fiduciary of an employee benefit plan or trust maintained for the benefit of employees of the corporation or any other enterprise, against "covered expenditures" if (and only if) his conduct met the applicable statutory eligibility standard.The types of expenditures which are covered and the statutory eligibility standard vary according to the type of proceeding to which the director or officer is or was a party or was threatened to be made a party.

According to C.G.S. Section 33-320a, in non-derivative proceedings other than ones brought in connection with an alleged claim based upon the purchase or sale by a director or officer of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, the corporation shall indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorney's fees, actually incurred by him in connection with the proceeding, or any appeal therein,

IF AND ONLY IF he acted (i) in good faith and (ii) in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of any employee benefit plan or trust, in a manner he reasonably believed to be in the best interests of the corporation or in the best interest of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust. However, where the proceeding brought is criminal in nature, C.G.S. Section 33-320a requires that the director or officer must satisfy the additional condition that he had no reasonable cause to believe that his conduct was unlawful in order to be indemnified. A director or officer also will be entitled to indemnification as described above if (i) he is successful on the merits in the defense of any non-derivative proceeding brought against him or (ii) a court shall have determined that in view of all the circumstances he is fairly and reasonably entitled to be indemnified. The decision about whether the director or officer qualifies for indemnification under C.G.S. Section 33-320a may be made (i) in writing by a majority of those members of the board of directors who were not parties to the proceeding in question, (ii) in writing by independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to the proceeding, or (iii) by the shareholders of the corporation at a special or annual meeting by an affirmative vote of at least a majority of the voting power of shares not owned by parties to the proceeding. A director or officer also may apply to a court of competent jurisdiction for indemnification even though he previously applied to the board, independent legal counsel or the shareholders and his application for indemnification was rejected.

For purposes of C.G.S. Section 33-320a, the termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not create, of itself, a presumption that the director or officer did not act in good faith or in a manner which that director or officer did not believe reasonably to be in the best interests of the corporation or of the participants and beneficiaries of an employee benefit plan or trust and consistent with the provisions of such plan or trust.

Likewise, the termination of a criminal act or proceeding shall not create, of itself, a presumption that the director or officer had reasonable cause to believe that his conduct was unlawful.

In non-derivative proceedings based on the purchase or sale of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, C.G.S. Section 33-320a provides that the corporation shall indemnify the director or officer only after a court shall have determined upon application that in view of all the circumstances, the director or officer is fairly and reasonably entitled to be indemnified. Furthermore, the expenditures for which the director or officer shall be indemnified shall be only such amount as the court determines to be appropriate.

Pursuant to C.G.S. Section 33-320a, where a director or officer was or is a party or was threatened to be made a party to a derivative proceeding, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the proceeding or any appeal therein, in relation to matters as to which he is finally adjudged not to have breached his duty to the corporation. The corporation also shall indemnify a director or officer where the court determines that, in view of all the circumstances, such person is fairly and reasonably entitled to be indemnified; however, in such a situation, the individual shall be indemnified only for such amount as the court determines to be appropriate. Furthermore, the statute provides that the corporation shall not indemnify a director or officer for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened action or a pending action which is settled or otherwise disposed of without court approval.

C.G.S. Section 33-320a also provides that expenses incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon authorization of the board of directors, provided said expenses are indemnifiable under the statute and the director or officer agrees to repay such amount if he is later found not entitled to indemnification by the corporation.

Lastly, C.G.S. Section 33-320a is intended to be an exclusive statute. A corporation established under Connecticut statute cannot indemnify a director or officer (other than a director or officer who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise), to an extent either greater or less than that authorized by the statute, and any provision in the certificate of incorporation, the by-laws, a shareholder or director resolution, or agreement or otherwise that is inconsistent with the statute is invalid. Notwithstanding the above, C.G.S. Section 33-320a specifically authorizes a corporation to procure insurance providing greater indemnification rights than those set out in the statute the premium cost of which may be shared with the director or officer on such basis as may be agreed upon.

The directors and officers may also be covered by an errors and omissions or other insurance policies. The Bylaws of CIGNA Corporation provide that any person who at any time serves as a director or officer of the Company or any majority owned ultimate subsidiary of CIGNA Corporation shall be indemnified or reimbursed against and for any and all claims for which they become subject by reason of such service.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



REPRESENTATIONS, DESCRIPTION AND UNDERTAKING PURSUANT TO PARAGRAPH
(b)(13)(III)(F) OF RULE 6e-3(T) UNDER THE INVESTMENT COMPANY ACT OF 1940


Registrant makes the following representations:

                  1.   Rule 6e-3(T)(b)(13)(iii)(F) is being relied upon.


                  2. The level of the mortality and expense risk charge is within the range of industry practice for comparable contracts.


                  3. The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the CG Variable Life Insurance Separate Account A (the "Separate Account") will benefit the Separate Account and the Owners.

                  4. The Separate Account is organized as a unit investment trust which will invest only in management companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, to formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

                       The methodology used to support the representation made in paragraph (2) above was based on analysis of the policies including the level of other expense charges, uncertainties in terms of expense and mortality factors, and policy guarantees. The Company will maintain and make available to the Commission on request,memoranda setting forth the basis for the representations in paragraphs (2) and (3) above.

                       In connection with the Policies, the Company is relying on paragraph (B) of Rule 6e-3(T) (b)(13)(i).


                       CONTENTS OF REGISTRATION STATEMENT

                       This Registration Statement is comprised of the following documents:

                       The Facing Sheet.


                       The Prospectus consisting of 82 pages.


                       The undertaking to file reports.


                       The undertaking pursuant to Rule 484 under the Securities Act of 1933.


                       The signatures.


















                       The following Exhibits:

                       1. The following Exhibits correspond to those required by Paragraph A of the instructions as to Exhibits in Form N-8B-2:


                           A.  (1)  Resolution of Board of Directors of
                           Connecticut General Life Insurance Company establishing the Separate Account (previously filed as part of initial registration statement filed on July 11, 1995).


                               (2)  Not Applicable.

                               (3)  Distributing contracts:


                                    (a)   Distribution Agreement between
                                          Connecticut General Life Insurance
                                          Company and CIGNA Financial
                                          Advisors, Inc.



                                    (b)   Not Applicable.

                                    (c)   Not Applicable.

                               (4)  Not Applicable.

                               (5)  Group Variable Universal Life Insurance
                                    Policy


                               (6)  (a)   Certificate of Incorporation of
                                          Connecticut General Life Insurance
                                          Company - Incorporated by reference
                                          to Exhibit #6 (a) of Post Effective
                                          Amendment #1 to Registration
                                          Statement on Form N-4 (File Number
                                          33-83020) filed June 22, 1995 by CG
                                          Variable Annuity Separate Account II
                                          as Registrant and Connecticut General
                                          Life Insurance Company as Depositor.



                                    (b)   By-laws of Connecticut General Life
                                          Insurance Company - Incorporated by
                                          reference to Exhibit #6 (b) of Post
                                          Effective Amendment #1 to
                                          Registration Statement on Form N-4
                                          (File Number 33-83020) filed June 22,
                                          1995 by CG Variable Annuity Separate
                                          Account II as Registrant and
                                          Connecticut General Life Insurance
                                          Company as Depositor.


                               (7)  Not Applicable.


                               (8)  Form of Participation Agreement between
                                    Separate Account and Investment Companies


                               (9)  Not Applicable.

                              (10)  Form of Application for Group Variable
                                    Universal Life Insurance Policy.


                              (11) Memorandum describing Connecticut General Life Insurance Company's issuance, transfer, and redemption procedures for the Policy.


                           B.  (1)  Not Applicable.

                               (2)  Not Applicable.

                           C.  Not Applicable.


                       2. Opinion of Counsel as to the legality of the securities being registered.

                       3.  Not Applicable.

                       4.  Not Applicable.


                       5. Opinion and Consent of Benjamin Clement as to actuarial matters pertaining to the securities being registered.



                       6.  Consent of Price Waterhouse LLP.


                       7. Consent of counsel opining as to the legality of the securities being registered - see Exhibit 2.


                       8.  Opinion and consent of Jorden, Burt, Berenson &
                           Johnson.